Exhibit 99.2

Brookfield Asset Management

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation”) will be held in the Design Exchange, 234 Bay Street, Toronto, Canada on Wednesday, April 30, 2008 at 10:30 a.m., Toronto time, for the following purposes:

1)

to receive the annual report to shareholders, including the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2007, together with the auditors’ report thereon;

2)	to elect directors for the ensuing year;

3)	to appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

4)	to transact such other business as may properly come before the meeting or any adjournment thereof.

The Management Information Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this Notice.

If you are not able to attend the meeting in person or if you wish to vote in advance of the meeting, you are invited to vote by signing the enclosed form of proxy and depositing it with the Secretary of the Corporation c/o CIBC Mellon Trust Company not later than the close of business on Monday, April 28, 2008 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

You can deposit your proxy in one of the following ways:

1)

By Mail: Execute the enclosed proxy form and deposit it with CIBC Mellon Trust Company by mail using the return envelope provided addressed to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.

2)	By Fax: Execute the enclosed proxy form and deposit it with CIBC Mellon Trust Company by facsimile at 416-368-2502.

3)

By the Internet: Access web site www.eproxyvoting.com/brookfield and follow the instructions for electronic voting on the web site. You will need to refer to the enclosed proxy form and enter your control number printed below your pre-printed name and address.

By Order of the Board of Directors

[Signed]

ALAN V. DEAN

Toronto, Canada	Senior Vice-President
March 14, 2008	and Secretary

Note: If you are a new shareholder or a non-registered shareholder who did not elect to receive our 2007 Annual Report, you can view this report on our web site at www.brookfield.com/investor centre/financial reports. If you wish a hard copy of this report, please contact us at inquiries@brookfield.com.

Brookfield Asset Management

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE	VOTING INFORMATION	1
	Appointment of Proxies	1
	Non-Registered Holders	1
	Revocation of Proxies	2
	Voting of Shares Represented by Management Proxies	3
	Voting Shares	3
	Principal Holders of Voting Shares	3

PART TWO	BUSINESS OF THE MEETING	4
	1. Annual Report and Financial Statements	4
	2. Election of Directors	5
	Majority Voting for Directors	5
	Cumulative Voting for Directors	5
	Voting by Proxy	5
	Proposed Nominees for Directors	5
	Directors Attendance Report for Meetings Held in 2007	11
	Directors Meetings without Management	11
	Director Compensation	11
	Director Share Ownership Requirements	12
	Equity Ownership of Directors	13
	3. Appointment of Auditors	13
	Principal Accounting Firm Fees	14

PART THREE	REPORT ON EXECUTIVE COMPENSATION	15
	Business Overview and Management Structure	15
	Composition and Mandate of the Compensation Committee	15
	Compensation Philosophy	16
	Compensation Elements	16
	Incentive and Equity-Based Compensation Employment Policies and Guidelines	19
	Report on 2007 Compensation	19
	Performance Graph	22
	Summary Compensation of Named Executive Officers	23
	Security-Based Compensation Arrangements	25
	Pension and Retirement Benefits	27

PART FOUR	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	27
	Board of Directors	27
	Committees of the Board	30
	Board, Committee and Director Evaluation	32
	Board and Management Responsibilities	32
	Communication and Disclosure Policies	33
	Code of Business Conduct and Ethics	34

PART FIVE	OTHER INFORMATION	34
	Indebtedness of Directors, Executive and Senior Officers Under Securities Purchase Programs	34
	Audit Committee	35
	Directors’ and Officers’ Liability Insurance	35
	Interest of Informed Persons in Material Transactions	35
	Availability of Disclosure Documents	36

SCHEDULE A	CHARTER OF THE BOARD OF DIRECTORS	37

BROOKFIELD ASSET MANAGEMENT INC.

MANAGEMENT INFORMATION CIRCULAR

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is furnished in connection with the solicitation by the management of Brookfield Asset Management Inc. (“Brookfield” or the “Corporation”) of proxies to be used at the Annual Meeting of Shareholders of the Corporation (the “meeting”) referred to in the accompanying Notice of Meeting (the “Notice”) to be held in the Design Exchange, 234 Bay Street Toronto, Ontario on Wednesday, April 30, 2008 at 10:30 a.m., Toronto time.

The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

The information contained in this Circular is given as at February 29, 2008, unless otherwise indicated. The Corporation operates in U.S. dollars and reports financial results in U.S. dollars and, accordingly, all financial information in this Circular is in U.S. dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2007 of US$1.00 to C$1.0736, unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are management representatives and are directors and/or officers of the Corporation.

Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the meeting or any adjournment thereof. This right may be exercised by inserting such person’s name in the blank space provided in the form of proxy.

The completed form of proxy must be deposited with the Secretary of the Corporation c/o CIBC Mellon Trust Company, not later than the close of business on Monday, April 28, 2008 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting, in one of the following ways: by mail, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; by facsimile at 416-368-2502; or by the Internet as described in the Notice.

NON-REGISTERED HOLDERS

Only registered holders of Class A Limited Voting Shares and Class B Limited Voting Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, Class A Limited Voting Shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Brookfield Asset Management | 2008 Management Information Circular	1

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and the Corporation’s 2007 Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2007) (collectively, the “meeting materials”) to the depository and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

a)

Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

b)

Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of the Corporation c/o CIBC Mellon Trust Company by mail, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; by facsimile at 416-368-2502; or by the Internet as described in the Notice. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A shareholder who has submitted a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so: (1) by delivering another properly executed form of proxy bearing a later date and depositing it as aforesaid; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder’s attorney authorized in writing (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the meeting, prior to its commencement, on the day of the meeting or any adjournment thereof; or (3) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

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VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives for the election of directors and for the appointment of auditors, as indicated under those headings in this Circular.

The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the Notice and with respect to other matters which may properly come before the meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

VOTING SHARES

As at February 29, 2008, the Corporation had outstanding 583,126,600 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares. Each registered holder of Class A and Class B Limited Voting Shares of record at the close of business on Wednesday, March 12, 2008, the record date (the “Record Date”) established for the purposes of determining shareholders entitled to receive notice of and to vote at the meeting, will, except as provided below, be entitled to one vote for each Class A or Class B Limited Voting Share held on all matters to come before the meeting or any adjournment thereof either in person, or by proxy.

The share conditions for the Corporation’s Class A Limited Voting Shares and Class B Limited Voting Shares provide the holders with veto rights whereby all matters to be approved by these shareholders (other than the election of directors) must be approved by a majority or, in the case of matters that require approval by a special resolution of shareholders, by at least two-thirds of the votes cast by the holders of Class A Limited Voting Shares and by the holders of the Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see “Non-Registered Holders” above.

As set out below under “Election of Directors”, holders of Class A Limited Voting Shares will be entitled, as a class, to elect one-half of the board of directors of the Corporation, and holders of Class B Limited Voting Shares will be entitled, as a class, to elect the other one-half of the board of directors.

As set out below under “Appointment of Auditors”, the appointment of auditors must be approved by a majority of the votes cast by holders of Class A Limited Voting Shares and by a majority of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution.

PRINCIPAL HOLDERS OF VOTING SHARES

A number of the senior officers and directors of the Corporation and its affiliates (collectively, “The Partners”) are shareholders of Partners Limited, a corporation that was formed in 1995 for the purpose of owning shares of the Corporation for the long term. The Partners collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements, such as options, to acquire or otherwise hold beneficial interests in approximately 101 million Class A Limited Voting Shares, representing 17% of such shares on a fully diluted basis. These interests include shares held by individuals as well as their pro rata interests in Class A Limited Voting Shares held by Partners Limited and BAM Investments Corp., which are described in more detail below.

Brookfield Asset Management | 2008 Management Information Circular	3

Partners Limited owns 507,398 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares, representing 0.1% and 100%, respectively, of each class of shares. Partners Limited also owns 49% of the common shares of BAM Investments Corp., a TSX listed public company, which owns approximately 60.8 million Class A Limited Voting Shares of the Corporation, representing a 10.4% interest in such shares. Shareholders of Partners Limited own a further 41% of the common shares of BAM Investments Corp. To the knowledge of the directors and officers of the Corporation, Partners Limited and BAM Investments Corp. are the only persons or corporations that beneficially own, directly or indirectly, or exercise control or direction over, voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

The business purpose of Partners Limited is to hold shares of the Corporation, directly or indirectly, for the long term. Its operations are governed by a shareholders’ agreement to which each shareholder is a party. Shareholders of Partners Limited have input on major decisions and an equal vote, irrespective of their shareholdings, in the appointment of the officers of Partners Limited. In addition, shareholders holding two-thirds of the shares of Partners Limited can at any time require a shareholder of Partners Limited to sell his or her shares based on the stock market price of the Corporation’s Class A Limited Voting Shares at the time. The shareholders’ agreement also provides that: (i) unless otherwise approved by holders of at least two-thirds of the common shares, any sale of an interest in Partners Limited will only be made to other shareholders; (ii) any changes to the company’s by-laws, dividend policy, principal investments, the issue or redemption of shares or admission of other individuals as shareholders require the approval of shareholders holding at least two-thirds of Partners Limited’s common shares; and (iii) Partners Limited will offer to purchase 10% of its outstanding shares annually based on the stock market price of the Corporation’s Class A Limited Voting Shares, subject to its financial capability at the time.

Partners Limited is a party to a Trust Agreement with Montreal Trust Company of Canada (as trustee for the holders of Brookfield’s Class A Limited Voting Shares) dated August 1, 1997. The Trust Agreement provides, among other things, that Partners Limited has agreed not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from Partners Limited; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the Trust Agreement permits: (i) a sale by Partners Limited of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving the sale of shares by not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of Partners Limited to a purchaser who is or will become a shareholder of Partners Limited and will not hold more than 20% of its outstanding shares as a result of the transaction.

As at February 29, 2008, there were 41 shareholders of Partners Limited, none of whom holds more than a 20% effective equity interest in Partners Limited. The following shareholders of Partners Limited are also directors or Named Executive Officers of the Corporation: Jeffrey M. Blidner, Jack L. Cockwell, J. Bruce Flatt, Robert J. Harding, David W. Kerr, Brian D. Lawson, George E. Myhal and Samuel J.B. Pollock. The other shareholders of Partners Limited are current or former executives of Brookfield or its affiliates.

PART TWO – BUSINESS OF THE MEETING

1.	ANNUAL REPORT AND FINANCIAL STATEMENTS

The annual financial statements of the Corporation for the fiscal year ended December 31, 2007 are included in the Corporation’s 2007 Annual Report, which is being mailed with this Circular to the Corporation’s registered shareholders and to those non-registered shareholders who have so requested. The Annual Report will be placed before the shareholders at the meeting. This document is also available on the Corporation’s website, www.brookfield.com at investor centre/financial reports and on SEDAR at www.sedar.com.

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2.	ELECTION OF DIRECTORS

The board of directors of the Corporation currently consist of 16 members, all of whom are to be elected at this meeting. The articles of the Corporation provide that holders of Class A Limited Voting Shares are entitled, as a class, to elect one-half of the board of directors of the Corporation, and that holders of Class B Limited Voting Shares are entitled, as a class, to elect the other one-half of the board of directors.

Majority Voting for Directors

The board has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee at a shareholders’ meeting represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described below for cumulative voting), the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. The Committee will make a recommendation to the board after reviewing the matter, and the board’s decision to accept or reject the resignation offer will be disclosed to the public. The policy does not apply in circumstances involving contested director elections.

Cumulative Voting for Directors

The articles of the Corporation provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of the Corporation entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all such votes in favour of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of the shareholder’s votes among such candidates, the shareholder will be deemed to have distributed the shareholder’s votes equally among the candidates for whom the shareholder voted.

If a shareholder wishes to distribute the shareholder’s votes other than equally among the nominees for whom the shareholder has directed the management representatives designated in the enclosed form of proxy to vote, then the shareholder must do so personally at the meeting or by another proper form of proxy, which can be obtained from the Secretary of the Corporation.

Voting by Proxy

On any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy to be completed by holders of Class A Limited Voting Shares intend to cast the votes to which the Class A Limited Voting Shares represented by such proxy are entitled equally among the proposed nominees for election by the holders of Class A Limited Voting Shares as set forth on pages 7 and 8 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

In addition, on any ballot that may be called for in the election of directors, the management representatives designated in the form of proxy to be completed by the holders of Class B Limited Voting Shares intend to cast the votes to which the Class B Limited Voting Shares represented by such proxy are entitled equally among the proposed nominees for election by the holders of Class B Limited Voting Shares as set forth on pages 9 and 10 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Proposed Nominees for Directors

The Board of Directors recommends that the following 16 proposed nominees be elected at the Annual Meeting of Shareholders on April 30, 2008 to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed: Marcel R. Coutu, Maureen Kempston Darkes, Lance Liebman, G. Wallace F. McCain, Frank J. McKenna, Jack M. Mintz, Patricia M. Newson and James A. Pattison, all of whom are proposed for

Brookfield Asset Management | 2008 Management Information Circular	5

election by the holders of the Corporation’s Class A Limited Voting Shares; and J. Trevor Eyton, James K. Gray, Philip B. Lind, George S. Taylor, Jack L. Cockwell, J. Bruce Flatt, Robert J. Harding and David W. Kerr, all of whom are proposed for election by the holders of the Corporation’s Class B Limited Voting Shares.

All of the proposed nominees were elected as members of the board of directors at the last Annual and Special Meeting of shareholders held on May 2, 2007 except for Ms. Maureen Kempston Darkes and Ms. Patricia Newson. Ms. Kempston Darkes is currently Group Vice President and President, Latin America, Africa and Middle East of General Motors Corporation, positions she has held since January 1, 2002. Ms. Newson is President and Chief Executive Officer of AltaGas Utility Group Inc., a position she was appointed to in July 2005 prior to which she was Senior Vice President and Chief Financial Officer of AltaGas Income Trust. Two current directors of the Corporation, Messrs. William A. Dimma and Roy MacLaren, are not standing for re-election at the meeting.

Management has received consents from the proposed nominees to serve as directors, but if, for any reason, prior to the meeting any of the proposed nominees is unable to serve as a director, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.

The following pages set out additional information the 16 proposed nominees for election as directors at the 2008 Annual Meeting, along with all major positions and offices currently held in the Corporation or any of its significant associated companies held by each person, the principal occupation or employment of each person, the year in which each person was first elected a director of the Corporation or a predecessor company, and the approximate number of each class of securities of the Corporation that each person has advised the Corporation are beneficially owned, directly or indirectly, or subject to control or direction by that person as at February 29, 2008. Also included are the key areas of expertise of each nominee, based on the categories described on page 29 of this Circular.

The Deferred Share Units shown at this date include units awarded in relation to the distribution of units of Brookfield Infrastructure Partners L.P. on January 31, 2008. (See Deferred Share Units on page 24 of this Circular.) All information on the Class A Limited Voting Shares, Deferred Share Units, Restricted Share Units and options held at March 1, 2007 has been adjusted to reflect the three-for-two stock split of the Corporation’s Class A Limited Voting Shares in June 2007.

The following summarizes the board and committee appointments of the Corporation’s current directors as of February 29, 2008.

Chairman:	Robert Harding	Lead Director:	Frank McKenna

Audit Committee:	Marcel Coutu (Chair) (a)	Governance and Nominating	Frank McKenna (Chair)
	William Dimma (b)	Committee:	William Dimma (b)
	Jack Mintz		Lance Liebman
	George Taylor (a)		Phillip Lind

Management Resources and	Lance Liebman (Chair)
Compensation Committee:	James Gray
Roy MacLaren (b)
Wallace McCain
James Pattison

(a)	Designated financial expert of the Audit Committee.
(b)	Not standing for re-election to the board at the 2008 Annual Shareholder Meeting.

All of the above directors have held these appointments since the beginning of 2007, except for the following changes made on May 2, 2007: Mr. Coutu was appointed Chair of the Audit Committee; Mr. Mintz retired as Chair of the Audit Committee; Mr. McKenna was appointed as Lead Director and Chair of the Governance and Nominating Committee; Mr. MacLaren retired as Lead Director and Chair of the Governance and Nominating Committee and was appointed to the Management Resources and Compensation Committee; Mr. Gray retired from the Audit Committee and was appointed to the Management Resources and Compensation Committee; and Messrs. Lind and Taylor retired from the Management Resources and Compensation Committee.

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The following sets out information as at February 29, 2008 on each of the eight directors proposed to be nominated for election as directors by the holders of the Corporation’s Class A Limited Voting Shares.

Marcel R. Coutu	Independent Director

Marcel Coutu, 54, has served as a director of Brookfield since April 2006. A resident of Calgary, Alberta, Canada, Mr. Coutu is President and Chief Executive Officer of Canadian Oil Sands Limited and Chairman of Syncrude Canada Ltd. He is a director of Great West Lifeco Inc. and the United Way of Calgary and a member of the Pension and Compensation Committee of the Calgary Exhibition Stampede Board.

		Areas of expertise: Chief executive Growth initiatives Financial acumen Industry sector – energy
		Shareholdings:
			2008	2007
		Class A Limited Voting Shares	36,000	15,000
		Deferred Share Units	2,186	897
		(Exceeds share ownership guidelines)

Maureen Kempston Darkes, O.C., O.Ont.	Independent Director-Elect

Maureen Kempston Darkes, 59, is a proposed nominee for election as a director of Brookfield at the 2008 Annual Shareholders Meeting. A resident of Weston, Florida, USA. Mrs. Kempston Darkes is Group Vice President and President, Latin America, Africa and Middle East of General Motors Corporation. She is also a director of Canadian National Railway Company and The Thomson Corporation, serves on the University of Toronto President’s International Alumni Council, and is an Advisory Board member of Women’s College Hospital Foundation

		Areas of expertise: Chief executive Growth initiatives International Industry sector – manufacturing
		Shareholdings:
			2008
		Class A Limited Voting Shares	—
		Deferred Share Units	—

Lance Liebman	Independent Director

Lance Liebman, 66, has served as a director of Brookfield since April 2005. A resident of New York, New York, U.S.A., Mr. Liebman is the Director of the American Law Institute and the William S. Beinecke Professor of Law at the Columbia Law School in New York, where he formerly served as Dean. Mr. Liebman is also a director of Tarragon Corp. and Greater New York Insurance Companies.

		Areas of expertise: Governance Government and public policy Industry sector – property
		Shareholdings:
			2008	2007
		Class A Limited Voting Shares	—	—
		Deferred Share Units	4,010	2,709

G. Wallace F. McCain, O.C., O.N.B.	Independent Director

Wallace McCain, 77, has served as a director of Brookfield since April 2003. A resident of Toronto, Ontario, Canada, Mr. McCain is Chairman and a director of Maple Leaf Foods Inc., a food products company, Vice-Chairman and Director of McCain Foods Limited, and a director of Canada Bread Company. He is also a board member of St. Michael’s Hospital.

		Areas of expertise: Chief executive Growth initiatives International Industry sector – consumer products
		Shareholdings:
			2008	2007
		Class A Limited Voting Shares	603,750	603,750
		Deferred Share Units	16,800	13,866
		(Exceeds share ownership guidelines)

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The Honourable Frank J. McKenna, P.C., O.N.B	Independent Director

Frank McKenna, 60, has served as a director of Brookfield since August 2006. A resident of Toronto, Ontario, and Cap-Pelé, New Brunswick, Canada, Mr. McKenna is Deputy Chair, TD Bank Financial Group. He is also a director of CNRL (Canadian Natural Resources Limited). Mr. McKenna is a former Ambassador of Canada to the U.S.A. and a former Premier of New Brunswick.

		Areas of expertise: Governance Government and public policy International Industry sectors – energy, financial services
		Shareholdings:
			2008	2007
		Class A Limited Voting Shares	—	—
		Deferred Share Units	3,609	1,059

Dr. Jack M. Mintz	Independent Director

Jack Mintz, 56, has served as a director of Brookfield since April 2002. Dr. Mintz, a resident of Calgary, Alberta, Canada, holds the Palmer Chair in Public Policy at the University of Calgary, and is the past President and CEO of the C.D. Howe Institute. He is also a director and Audit Committee Chairman of CHC Helicopter Corporation, and a director of Imperial Oil, the Ontario Financing Authority and the International Institute of Public Finance.

		Areas of expertise: Government and public policy International Industry sectors – energy, financial services
		Shareholdings:
			2008	2007
		Class A Limited Voting Shares	2,250	2,250
		Deferred Share Units	15,453	13,364
		Options	9,375	9,375
		(Exceeds share ownership guidelines)

Patricia M. Newson, C.A	Independent Director

Patricia M. Newson, 51, is a proposed nominee for election as a director of Brookfield at the 2008 Annual Shareholders Meeting. A resident of Calgary, Alberta, Canada, Ms. Newson is President and Chief Executive Officer of AltaGas Utility Group Inc., and represents it on the boards of its gas distribution utilities in Alberta, Nova Scotia and the Northwest Territories. She is also Senior Vice President of AltaGas Income Trust, a director of the Canadian Gas Association and a member of the Alberta Securities Commission’s Financial Advisory Committee.

		Areas of expertise: Chief executive Governance Financial acumen Industry sectors – energy, power, infrastructure
		Shareholdings:
			2008
		Class A Limited Voting Shares	—
		Deferred Share Units	—

James A. Pattison, O.C., O.B.C.	Independent Director

James Pattison, 79, has served as a director of Brookfield since April 2006. A resident of Vancouver, British Columbia, Canada, Mr. Pattison is Chief Executive Officer and Managing Director of the Jim Pattison Group, a diversified consumer-oriented company. He is also a director of Bell Canada, Bell Canada Inc., Canfor Corporation and Telesat Canada, and a director of the Ronald Reagan Presidential Foundation.

		Areas of expertise: Chief executive Growth initiatives International Industry sector – diversified consumer products
		Shareholdings:
			2008	2007
		Class A Limited Voting Shares	225,000	225,000
		Deferred Share Units	4,255	1,794
		(Exceed share ownership guidelines)

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The following sets out information as at February 29, 2008 on each of the eight directors proposed to be nominated for election as directors by the holders of the Corporation’s Class B Limited Voting Shares.

The Honourable J. Trevor Eyton, O.C.	Independent Director

Trevor Eyton, 73, has served as a director of Brookfield since September 1979. A resident of Toronto, Ontario, Canada, Mr. Eyton is a Member of the Senate of Canada, Chairman and a director of Ivernia Inc. and Silver Bear Resources Inc. He is also Chairman of Canada’s Sports Hall of Fame and a Governor of the Canadian Olympic Foundation.

		Areas of expertise:
		Chief executive
		Governance
		Government and public policy
		International
		Industry sectors – energy, property, financial services
		Shareholdings:
			2008	2007
		Class A Limited Voting Shares	33,750	33,750
		(Exceeds share ownership guidelines)

James K. Gray, O.C.	Independent Director

James Gray, 74, has served as a director of Brookfield since April 1997. A resident of Calgary, Alberta, Canada, Mr. Gray is a director of Atlanta Gold Inc., Canadian National Railway Company, Phoenix Technology Income Fund and Resin Systems Inc. He is also Chairman of the Canada West Foundation and a founder and former Chairman of Canadian Hunter Exploration Ltd.

		Areas of expertise:
		Chief executive
		Growth Initiatives
		International
		Industry sectors – energy, power, infrastructure
		Shareholdings:
			2008	2007
		Class A Limited Voting Shares	45,562	45,562
		Deferred Share Units	18,917	14,619
		Options	42,188	42,188
		(Exceeds share ownership guidelines)

Philip B. Lind, C.M.	Independent Director

Philip Lind, 64, has served as a director of Brookfield since May 1994. A resident of Toronto, Ontario, Canada, Mr. Lind is one of the founders and currently Vice-Chairman and a director of Rogers Communications Inc., a diversified communications company. Mr. Lind is also a director of Central Canadian Public TV Association, CPAC Network and Outdoor Life Network. He is also a board member of the Council for Business and the Arts, The Power Plant, the Art Gallery of Ontario and the Atlantic Salmon Federation.

		Areas of expertise: Governance Government and public policy International Industry sector – communications
		Shareholdings:
			2008	2007
		Class A Limited Voting Shares	3,375	3,375
		Deferred Share Units	31,171	26,411
		Options	42,188	42,188
		(Exceeds share ownership guidelines)

George S. Taylor	Independent Director

George Taylor, 67, has served as a director of Brookfield since May 1994. A resident of St. Marys, Ontario, Canada, Mr. Taylor is a former director and Audit Committee Chair of several public corporations and non-profit cultural and health care organizations. Recently, Mr. Taylor has served as a director and Audit Committee Chairman of the Ontario Arts Council and as a governor and Chairman of the Stratford Shakespeare Festival and the John P. Robarts Research Institute.

		Areas of expertise:
		Chief executive
		Governance
		Financial acumen
		Industry sector – consumer products
		Shareholdings:
			2008	2007
		Class A Limited Voting Shares	157,361	183,270
		Deferred Share Units	28,203	23,556
		Options	42,188	42,188
		(Exceeds share ownership guidelines)

Brookfield Asset Management | 2008 Management Information Circular	9

Jack L. Cockwell	Related Director

Jack Cockwell, 67, has served as a director of Brookfield since September 1979. A resident of Toronto, Ontario, Canada, Mr. Cockwell is Group Chairman of the Corporation and represents it as a director on the boards of Brookfield Properties Corporation, Fraser Papers Inc. and Norbord Inc. He is also a director of Astral Media Inc., Waterfront Toronto Corporation and the C.D. Howe Institute, and a governor of the Royal Ontario Museum and Ryerson University.

		Areas of expertise: Chief executive Growth initiatives Financial acumen Industry sectors – property, power, infrastructure
		Shareholdings: (a)
			2008	2007
		Class A Limited Voting Shares	10,473,666	10,323,266
		Deferred Share Units	327,525	252,654
		Restricted Share Units	709,461	709,461
		Options and Warrants	1,491,025	1,973,126
		(Exceeds share ownership guidelines)

J. Bruce Flatt	Related Director

Bruce Flatt, 42, has served as a director of Brookfield since April 2001. A resident of Toronto, Ontario, Canada, Mr. Flatt is Managing Partner and Chief Executive Officer of the Corporation and represents it as a director on the boards of Brookfield Homes and Brookfield Properties. Mr. Flatt does not sit on any external corporate boards.

		Areas of expertise:
		Chief executive
		Growth initiatives
		Financial acumen
		Industry sectors – property, power, infrastructure
		Shareholdings: (a)
			2008	2007
		Class A Limited Voting Shares	3,248,189	2,481,431
		Deferred Share Units	276,751	166,457
		Restricted Share Units	1,116,118	1,116,118
		Options and Warrants	2,069,979	3,006,738
		(Exceeds share ownership guidelines)

Robert J. Harding, F.C.A	Related Director

Robert Harding, 50, has served as a director of Brookfield since May 1992. A resident of Toronto, Ontario, Canada, Mr. Harding is Chairman of the Corporation and represents it as a director and Chairman of Norbord Inc. and as a director of Fraser Papers Inc. and Western Forest Products Inc. He is also a director of Atomic Energy of Canada Limited, Chair of the Board of Governors of the University of Waterloo, Chair of the board of trustees of the United Way of Greater Toronto, and a trustee of the Hospital for Sick Children and the Art Gallery of Ontario.

		Areas of expertise: Governance Financial acumen Government and public policy Industry sectors – power, infrastructure, resources
		Shareholdings: (a)
			2008	2007
		Class A Limited Voting Shares	720,800	721,200
		Deferred Share Units	330,674	309,261
		Restricted Share Units	131,067	131,067
		Options and Warrants	189,853	1,624,621
		(Exceeds share ownership guidelines)

David W. Kerr	Related Director

David Kerr, 64, has served as a director of Brookfield since May 1987. A resident of Toronto, Ontario, Canada, Mr. Kerr is a director of CanWest Global Communication Corp., Research in Motion Limited, Sun Life Financial Inc. and Sustainable Development Technology Canada. He is also a director of the Toronto Rehabilitation Hospital Foundation and the Canadian Special Olympics Foundation, a member of the National Round Table on the Environment and the Economy, and an Advisory Board member of York University’s Schulich School of Business.

		Areas of expertise: Chief executive Financial acumen International Industry sector – resources
		Shareholdings: (a)
			2008	2007
		Class A Limited Voting Shares	2,080,602	2,080,602
		Deferred Share Units	—	—
		(Exceeds share ownership guidelines)

Note:

(a)

Not including pro rata interests in Class A Limited Voting Shares held by these related directors indirectly through Partners Limited and BAM Investments Corp. (See “Principal Holders of Voting Shares” on page 3 of this Circular.)

10	Brookfield Asset Management | 2008 Management Information Circular

Director Attendance Report for Meetings Held in 2007

During 2007, the board of directors and its committees held 20 meetings in total. These included five regularly scheduled meetings of the board, including one meeting to review the Corporation’s long-term strategic plan; seven special meetings of the board, many of which were called on relatively short notice to deal with specific items of business; five meetings of the Audit Committee; one meeting of the Governance and Nominating Committee; and two meetings of the Management Resources and Compensation Committee.

The following table summarizes directors’ attendance at the Corporation’s board and committee meetings held in 2007.

	Board Meetings					Committee Meetings (a)
Meetings attended in 2007	All Board Meetings	Regular Board Meetings	%	Special Board Meetings	%	Audit Committee	Governance & Nominating Committee	Management Resources & Compensation Committee	%
Jack Cockwell	10 of 12	5 of 5	100	5 of 7	71				100
Marcel Coutu	9 of 12	5 of 5	100	4 of 7	57	5 of 5			100
William Dimma	12 of 12	5 of 5	100	7 of 7	100	5 of 5	1 of 1
Trevor Eyton	11 of 12	4 of 5	80	7 of 7	100
Bruce Flatt	11 of 12	5 of 5	100	6 of 7	86
James Gray	10 of 12	5 of 5	100	5 of 7	71	3 of 3		1 of 1	100
Robert Harding	11 of 12	5 of 5	100	6 of 7	86
David Kerr	12 of 12	5 of 5	100	7 of 7	100
Lance Liebman	11 of 12	5 of 5	100	6 of 7	86		1 of 1	2 of 2	100
Philip Lind	11 of 12	5 of 5	100	6 of 7	86		1 of 1	1 of 1	100
Roy MacLaren	12 of 12	5 of 5	100	7 of 7	100		1 of 1	1 of 1	100
Wallace McCain	11 of 12	4 of 5	80	7 of 7	100			1 of 2	50
Frank McKenna	12 of 12	5 of 5	100	7 of 7	100		1 of 1		100
Jack Mintz	10 of 12	3 of 5	60	7 of 7	100	5 of 5			100
James Pattison	10 of 12	5 of 5	100	5 of 7	71			2 of 2	100
George Taylor	10 of 12	5 of 5	100	5 of 7	71	5 of 5		1 of 1	100
(a)	Attendance shown only for Committee members.

Directors Meetings without Management

Private sessions of the independent directors without management present were held after all regularly scheduled board meetings, chaired by the Corporation’s Lead Director, who reported back to the Chairman and Chief Executive Officer on any matters requiring action by management. Private sessions of the board’s standing committees without management present were also held after each committee meeting, chaired by the committee chairman, who reported back to the appropriate executive on any matters requiring action by management.

Director Compensation

Directors of the Corporation who are not officers of the Corporation or its affiliates (the “independent directors”) are currently entitled to receive an Annual Directors Fee of $83,830 (C$90,000). In addition, the Chairman of the Audit Committee and the Lead Director each receive an additional Annual Retainer of $9,314 (C$10,000). There are no other regular fees paid to board members, including any fees for attendance at board and committee meetings or for membership on standing committees of the board.

The board of directors, through its Governance and Nominating Committee, reviews from time to time the compensation paid to the Corporation’s independent directors, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special board meetings, expected participation on the board’s standing committees and the compensation paid to directors of comparable companies. Director compensation was last reviewed by the Board in 2005.

Brookfield Asset Management | 2008 Management Information Circular	11

In 2007, the board’s 12 current independent directors received annual compensation having a total value of $1,024,590. This was comprised of cash compensation of $256,148 and 21,150 Deferred Share Units, which represented 25% and 75%, respectively, of total compensation paid to these directors during 2007.

The following table sets out compensation received during 2007 by the Corporation’s independent directors.

Directors Compensation in 2007	Total Compensation ($)	Cash ($)	Deferred Share Units (#)	% of Total Received in Deferred Share Units (%)
Marcel Coutu	88,487	44,244	1,213	50
William Dimma	83,830	41,915	1,156	50
Trevor Eyton	83,830	83,830	—	—
James Gray	83,830	—	2,312	100
Lance Liebman	83,830	41,915	1,156	50
Philip Lind	83,830	—	2,312	100
Roy MacLaren	88,487	—	2,426	100
Wallace McCain	83,830	—	2,312	100
Frank McKenna	88,487	—	2,426	100
Jack Mintz	88,487	44,244	1,213	50
James Pattison	83,830	—	2,312	100
George Taylor	83,830	—	2,312	100
Total	1,024,590	256,148	21,150	75

The compensation shown above for Messrs. Coutu and Mintz include their Annual Retainers as Chairman of the Audit Committee for part of 2007. The compensation shown above for Messrs. MacLaren and McKenna include their Annual Retainers as Lead Directors for part of 2007.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. During 2007, 12 non-management directors received $60,978 of reimbursement for such expenses.

In addition to the compensation paid to the board’s non-management directors, two related directors received the following compensation in 2007. Mr. Harding, the Corporation’s Chairman, received an annual retainer of $330,943 and medical and dental benefits valued to $6,528, for total 2007 compensation of $337,470. Mr. Cockwell, the Corporation’s Group Chairman, received an annual retainer of $194,672 and medical and dental benefits valued at $4,243, for total 2007 compensation of $198,915.

Director Share Ownership Requirements

The board of directors of the Corporation believes that directors can better represent the Corporation’s shareholders if they are shareholders themselves. Accordingly, directors are required to hold Class A Limited Voting Shares or Deferred Share Units equal in value to at least three times their Annual Directors Fee, as established by the board of directors from time to time. This minimum shareholding is currently $251,490 (C$270,000) The Corporation considers this minimum shareholding to be consistent with best practice, since the Annual Directors Fee includes a board retainer, on which minimum ownership guidelines are normally based, as well as compensation for committee membership and for attendance at both board and committee meetings. For new directors, this minimum share ownership requirement must be achieved within five years of joining the Corporation’s board of directors.

Accordingly, directors are required to receive one-half of their annual fees in Deferred Share Units (see “Report on Executive Compensation – Long-Term Share Ownership Plans”) until the number of Deferred Share Units and Class A Limited Voting Shares held by the director equals three times the Annual Directors Fee. Directors may elect to take the other one-half of their Annual Directors Fee in the form of either Deferred Share Units or cash. After this minimum shareholding is reached, directors may elect to take their annual fees in cash or Deferred Share Units.

12	Brookfield Asset Management | 2008 Management Information Circular

As of February 29, 2008, 12 of the 16 proposed nominees for election to the board of directors own Class A Limited Voting Shares and Deferred Share Units having a market value in excess of the above ownership guideline. Two of the 16 nominees were recently appointed or elected to the board and have begun to acquire shares or Deferred Share Units in order to meet the guidelines within the specified time period. The other two individuals are directors-elect who are proposed for election to the board at the upcoming Annual Shareholders Meeting in April 2008 and have not yet acquired any Class A Limited Voting Shares or received any Deferred Share Units.

Equity Ownership of Directors

The following table sets out the number of Class A Limited Voting Shares and Deferred Share Units held by each of the 16 proposed nominees for election to the Board at the 2008 Annual Meeting of Shareholders, along with the market value of those holdings as at February 29, 2008 expressed in US dollars.

Holdings As at February 29, 2008	Class A Limited Voting Shares (#)	Deferred Share Units (#)	Total Class A Shares & DSUs (#)	Market Value of Equity at Risk (a) ($)
Jack Cockwell (b)	10,473,666	327,525	10,801,191	318,419,111
Marcel Coutu	36,000	2,186	38,186	1,125,723
Trevor Eyton	33,750	—	33,750	994,950
Bruce Flatt (b)	3,248,189	276,751	3,524,940	103,915,231
James Gray	45,562	18,917	64,479	1,900,841
Robert Harding (b)	720,800	330,674	1,051,474	30,997,454
Maureen Kempston Darkes (director-elect)	—	—	—	—
David Kerr (b)	2,080,602	—	2,080,602	61,336,147
Lance Liebman	—	4,010	4,010	118,215
Philip Lind	3,375	31,171	34,546	1,018,416
Wallace McCain	603,750	16,800	620,550	18,293,814
Frank McKenna	—	3,609	3,609	106,393
Jack Mintz	2,250	15,453	17,703	521,884
Patricia Newson (director-elect)	—	—	—	—
James Pattison	225,000	4,255	229,255	6,758,437
George Taylor	157,361	28,203	185,564	5,470,427
Total	17,630,305	1,059,554	18,689,859	550,977,043
(a)

Based on the closing price of a Class A Limited Voting Share on the Toronto Stock Exchange on February 29, 2008 of $29.48 (C$29.12 based on the Bloomberg mid-market exchange rate on that date of US$1.00 = C$0.9879).

(b)

Not including the value of options, Restricted Share Units and pro rata interests in Class A Limited Voting Shares held by these related directors indirectly through Partners Limited and BAM Investments Corp.

In November 2003, the board of directors approved an amendment to its 1997 Management Share Option Plan to exclude non-management directors from participation in this Plan, except for options granted to such directors prior to that date. Accordingly, non-management directors are not eligible to receive further options to acquire Class A Limited Voting Shares. At present, four of the proposed non-management directors nominated for election at the meeting hold options granted prior to November 2003, namely Messrs. Mintz, Lind, Gray and Taylor.

3.	APPOINTMENT OF AUDITORS

At its meeting held on February 6, 2008, the Audit Committee of the board of directors recommended the reappointment of Deloitte & Touche LLP as external auditors of the Corporation, subject to shareholder approval. Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of the Corporation and its reporting issuer subsidiaries. Deloitte & Touche and its predecessors have served as auditors of the Corporation since 1981, and also serve as auditors of the majority of the Corporation’s consolidated subsidiaries. The appointment of auditors must be approved by a majority of the votes cast by holders of Class A Limited Voting Shares and by a majority of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution.

Brookfield Asset Management | 2008 Management Information Circular	13

On any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors, unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in the appointment of auditors.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2007 by Deloitte & Touche amounted to approximately $29.8 million, of which $28.3 million represented audit and audit related fees. From time to time, Deloitte & Touche also provides consultative and other non-audit services to the Corporation and its subsidiaries and affiliates. In November 2002, the Audit Committee of the Corporation’s board of directors adopted a policy regarding the provision of non-audit services by the Corporation’s external auditors. This policy, which is periodically reviewed and updated, requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by the Corporation’s external auditors, including the use of its external auditors for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte & Touche to the Corporation and its consolidated subsidiaries for the fiscal years ended December 31, 2007 and 2006, expressed in US dollars.

	2007			2006
$ millions (a)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit	6.3	11.5	17.8	3.0	8.4	11.4
Audit-related	0.2	10.3	10.5	0.8	5.2	6.0
Tax	—	1.0	1.0	—	0.6	0.6
All others	0.2	0.3	0.5	0.2	0.2	0.4
Total fees	6.7	23.1	29.8	4.0	14.4	18.4
(a)	All amounts shown are expressed in U.S. dollars. All Canadian dollar amounts have been converted to U.S. dollars at the average exchange rate during 2007 of US$1.00 = C$1.0736.

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits of public companies, investment funds and financial statements in connection with property-specific and subsidiary financings, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: assistance in preparing for Section 404 of the Sarbanes-Oxley Act of 2002, employee benefit plan audits, due diligence related to securities filings and mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation such as reports to tenants regarding occupancy costs, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee of the board of directors has received representations from Deloitte & Touche regarding their independence and has considered the relations described above in arriving at its determination that Deloitte & Touche are independent of the Corporation.

14	Brookfield Asset Management | 2008 Management Information Circular

PART THREE – REPORT ON EXECUTIVE COMPENSATION

The following information is provided pursuant to the executive compensation disclosure requirements under applicable Canadian securities laws.

BUSINESS OVERVIEW AND MANAGEMENT STRUCTURE

Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. The Corporation’s activities are organized into a Corporate Group and six individual Operating Platforms which focus on a specific business segment. These platforms include commercial properties, power generation, infrastructure, development and other properties, specialty funds and advisory services. The Management Committee is comprised of senior executives of the Corporation and its subsidiaries who have responsibility for an operating platform or overall corporate activity. Currently, the Committee is comprised of 20 Managing Partners and includes the Named Executive Officers. The compensation of the Named Executive Officers and other members of the Management Committee is approved by the Management Resources and Compensation Committee of the board of directors (the “Compensation Committee”).

COMPOSITION AND MANDATE OF THE COMPENSATION COMMITTEE

The Corporation’s corporate governance practices require that all members of its Compensation Committee shall be independent and that no more than one third of the Compensation Committee’s members shall be active chief executive officers with any publicly-traded entity. In addition, the Corporation’s Chief Executive Officer does not participate in making appointments to this Committee.

The following five directors were appointed as members of the Compensation Committee of the board of directors of the Corporation on May 2, 2007, and have served on this Committee since that date: Lance Liebman, who is the Committee’s Chairman, James Gray, Roy MacLaren, Wallace McCain and James Pattison. None of the members of the Compensation Committee is an officer, employee or former officer of the Corporation or any of its affiliates or is eligible to participate in the Corporation’s executive compensation programs, and only one member, James Pattison, is currently a chief executive officer. Three of the members have experience in private-sector executive compensation by virtue of their experience as current or former chief executive officers and two of these members are entrepreneurs who own very sizeable businesses. The board of directors believes the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

The Compensation Committee has the authority to retain independent compensation advisors. To date the Committee has not engaged outside consultants as it believes that the Corporation’s current compensation policies meet the Corporation’s objectives as described below under Compensation Philosophy. Should the Committee engage outside consultants in the future, appropriate steps will be taken to ensure they are independent and provide no other services to the Corporation or its management.

The Compensation Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning and the overall composition and quality of the Corporation’s management resources. The Compensation Committee met twice during 2007 and has met once to date in 2008. None of the recommendations of the Compensation Committee has been rejected or modified during 2007 or 2008 to date.

The Compensation Committee has a specific written mandate to review and approve executive compensation. This includes an annual evaluation of the performance of executive officers, including the Corporation’s Chief Executive Officer, the Chief Financial Officer and the other three highest paid executive officers (collectively, the “Named Executive Officers”). The Compensation Committee makes recommendations to the board of directors with respect to the compensation of the executive officers, and the board gives final approval on compensation matters.

In order to fulfill its mandate, the Compensation Committee is provided with a report following the end of each year that summarizes the achievements of the Corporation’s Management Committee in relation to the business plan presented to the board of directors at the beginning of the year. The report is prepared by management.

Brookfield Asset Management | 2008 Management Information Circular	15

COMPENSATION PHILOSOPHY

The Corporation has adopted an approach to compensation that is intended to encourage management to make decisions and take actions that will create long-term sustainable cash flow growth and will result in improvement in long-term shareholder value as reflected in the growth in value of the Corporation’s Class A Limited Voting Shares. This is achieved in large measure by aligning management interests with those of shareholders by basing a significant portion of their rewards and personal wealth creation on ownership of Class A Limited Voting Shares or equivalents thereof.

Accordingly, the Corporation’s compensation arrangements are intended to:

•

attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create value over the long term;

•	foster an environment of teamwork and co-operation that supports long-term decision making;

•	reward consistent performance over the longer term; and

•	be transparent to the employees and shareholders of the Corporation.

While these are the objectives for compensation arrangements for all executives, the actual arrangements may differ between those for executives with broader corporate responsibilities and those who operate within specific business units such as dedicated fund management groups. For example, executives in this latter category may have compensation arrangements that are more directly linked to the performance of the fund being managed. The discussion in this report pertains to executives of the Corporation that have corporate responsibilities, unless otherwise specified.

As noted above, the Corporation believes that, in order to align the interests of management and shareholders and foster an entrepreneurial environment that encourages a focus on long-term value creation, executives should receive a substantial portion of their compensation and build their individual wealth through the ownership of Class A Limited Voting Shares. In addition, the Corporation encourages executives to increase their direct and indirect ownership of Class A Limited Voting Shares over time so that the senior executives have a significant component of their personal net worth represented by interests in Class A Limited Voting Shares. Consistent with this belief, senior executives and directors of the Corporation and its affiliates currently hold direct and indirect interests in approximately 101 million Class A Limited Voting Shares of the Corporation, representing an approximate 17% equity interest, as further described under “Principal Holders of Voting Shares” on page 3 of this Circular. The Corporation’s compensation arrangements support this objective and many of these share interests have been acquired over many years through the ongoing reinvestment of cash rewards and shares granted under compensation arrangements.

COMPENSATION ELEMENTS

The primary elements of total compensation for executives with corporate responsibilities are comprised of three elements as follows: Base Salary, Annual Management Incentive Plan awards and participation in the Corporation’s Long-Term Share Ownership Plans. The only perquisites are participation in standard health, dental and insurance plans and annual contributions to individual registered retirement plans in an amount equal to 4.5% of their annual base salary. There are no predefined termination or post-termination payments, change in control arrangements or employment contracts.

Total annual compensation awarded to senior executives, including the Named Executive Officers, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with the Corporation’s focus of long-term value creation. Furthermore, a significant amount of annual compensation for these executives is represented by awards pursuant to in Long-Term Share Ownership Plans, in order for the executives to increase their ownership interest in Class A Limited Voting Shares. This is consistent with the Corporation’s focus on long-term value creation and the belief that, over time, a senior executive’s wealth should be created through increases in the value of Class A Limited Voting Shares as opposed to cash compensation, thereby further aligning their interests with those of shareholders.

16	Brookfield Asset Management | 2008 Management Information Circular

Total compensation for executives who are at earlier stages in their career also includes awards pursuant to Long-Term Share Ownership Plans but tends to include a larger percentage of their total compensation in the form of base salary and cash bonus awards in recognition of their personal needs and to be competitive with the marketplace. Furthermore, changes in total compensation may vary more for these executives as they take on increasing responsibility.

As executives progress within the Corporation, they are given the opportunity to receive their annual cash bonus award in the form of Deferred Share Units under the Corporation’s Restricted Share Unit Plan, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may recommend that the Compensation Committee grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are in almost all circumstances granted in the form of options to acquire Class A Limited Voting Shares under the Corporation’s Management Share Option Plan. The Corporation believes these special awards are a key element in achieving its compensation objectives, in particular the attraction and retention of people who have the potential to add value to the Corporation over the longer term.

Over the past five years, total compensation for senior executives has been comprised of approximately 30% base salary, 30% annual incentive awards and 40% Long-Term Share Ownership Plan awards, typically options to acquire Class A Limited Voting Shares. During each of the past five years, the Chief Executive Officer and other Named Executive Officers have reinvested their entire annual incentive awards into Deferred Share Units of the Corporation as an indication of their commitment to maximize the value of the Class A Limited Voting Shares over time. No cash bonuses have been paid to Named Executive Officers over the past five years.

Base Salaries

In order to foster a team-based approach, which the Corporation believes is fundamental to meeting its long-term objectives, the base salary of the Chief Executive Officer is similar to those of the other members of the Management Committee after giving effect to the relative cost of different employment locations. Base salaries for all of the Corporation’s executives are reviewed annually to ensure that they reflect the relative contribution of each executive within the team. Base salaries for the most senior executives are set well below the median level for comparable companies, which reflects the Corporation’s preference to compensate employees with a higher level of Long-Term Share Ownership Plan awards. Base salaries for these executives are reviewed every few years.

Base salaries for other executives are intended to be competitive within the marketplace taking into consideration the total compensation for the individual and are accordingly reviewed in that context and in relation to the contribution of the executive.

Annual Management Incentive Plan

The Corporation’s Annual Management Incentive Plan (“Bonus”) provides for cash awards to executives in an amount equivalent to a percentage of base salary which, at the election of the executive, may be reinvested in Deferred Share Units of the Corporation. For members of the Management Committee, the maximum target Bonus is 100% of base salary, as expressed in local currency. Only in exceptional circumstances would the actual bonus exceed the target.

The magnitude of the award for members of the Management Committee is determined primarily through an evaluation of their collective performance in meeting the Corporation’s overall business plan objectives, as outlined below under the description of the Chief Executive Officer’s compensation. Accordingly, the awards for the Chief Executive Officer and other Management Committee members tend to be similar in magnitude and do not typically fluctuate significantly from year to year given the Corporation’s focus on long-term decision making, the impact of which is difficult to assess in the short term.

For less experienced executives, the bonus award is based more heavily on the performance of the individual executive as measured by the achievement of specific objective and subjective goals as opposed to the emphasis on collective performance for the senior executive team.

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Long-Term Share Ownership Plans

The Corporation’s Long-Term Share Ownership Plans are intended to enable participants to create wealth through increases in the value of the Corporation’s Class A Limited Voting Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation’s long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

The Corporation has two different Long-Term Share Ownership Plans, which are described below in more detail.

The Management Share Option Plans (“MSOPs”) govern the granting to executives of options to purchase Class A Limited Voting Shares at a fixed price. The options typically vest as to 20% at the end of each year on a cumulative basis and are exercisable over a ten-year period. The MSOPs are administered by the board of directors and are described in detail under “Security-Based Compensation Arrangements” on page 25 of this Circular.

Options are generally granted to corporate executives in February of each year as part of the annual compensation review. As mentioned above, any special compensation awards are typically granted in the form of options. The number of options granted to an executive is determined with reference to the Black-Scholes value of an option and the total compensation target. For the February 2008 awards, the option value is $6.28. Since the annual option awards are generally made during a blackout period, the board adopted a practice in November 2007 of setting the effective grant date for such options no earlier than six business days after the end of the blackout period. The exercise price for such options is not less than the volume-weighted average trading price for the Corporation’s Class A Limited Voting Shares on the appropriate exchange for the five business days preceding the effective grant date.

Options are granted at other times during the year to individuals commencing employment with the Corporation, subject to a limit that is previously determined by the board of directors. In such circumstances, the exercise price is based on the closing price of a Class A Limited Voting Share on the appropriate stock exchange on the last trading day prior to the executive’s first day of employment. If the first day of employment falls within a black out period, the effective grant date is six days after the end of the blackout period and the exercise price for the options is volume-weighted average trading price of the Corporation’s Class A Limited Voting Shares on the appropriate exchange for the five business days preceding the effective grant date. Any other option grants during the year require approval by the board. In 2007, the Corporation granted a total of 3.5 million options to purchase Class A Limited Voting Shares.

The Restricted Share Unit Plan (“RSUP”) provides for the issuance of Deferred Share Units (“DSUs”), the value of which are equal to the value of a Class A Limited Voting Share, as well as Restricted Share Appreciation Units (“RSUs”), the value of which are equal to the increase in value of a Class A Limited Voting Share over the value as at the date of issuance. The RSUP is administered by the Compensation Committee. DSUs and RSUs vest over periods of up to five years and can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

DSUs are issued based on the value of the Corporation’s Class A Limited Voting Shares at the time of the award (the “Allotment Price”). In the case of DSUs acquired through the reinvestment of annual cash bonus awards, the Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the Corporation’s Class A Limited Voting Shares on the same basis as if the dividends were reinvested pursuant to the Corporation’s dividend reinvestment plan. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the Corporation’s Class A Limited Voting Shares on the date employment with the Corporation ceases.

RSUs are not adjusted for regular dividends paid on the Corporation’s Class A Limited Voting Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of the Corporation’s Class A Limited Voting Shares on the date employment with the Corporation ceases and the original Allotment Price for such RSUs.

In addition to providing senior executives of the Corporation with the opportunity to reinvest all or a portion of their Annual Management Incentive Plan awards in DSUs, DSUs are also awarded annually in certain business units as a long-term incentive or to certain individuals in special circumstances as approved by the board of directors. In limited

18	Brookfield Asset Management | 2008 Management Information Circular

circumstances, senior executives are awarded RSUs as additional compensation subject to limits approved by the board of directors. In 2007, the Corporation issued $5.7 million of DSU awards related to participant elections and $2.2 million for other awards. No RSUs have been awarded since February 2005.

INCENTIVE AND EQUITY-BASED COMPENSATION EMPLOYMENT POLICIES AND GUIDELINES

The Corporation has established a number of policies and guidelines in order to reinforce the importance of equity ownership over the longer term. Details of these policies and guidelines follow.

Share Ownership Guidelines

Members of the Management Committee, which is currently comprised of 20 executives of the Corporation and its subsidiaries and includes the Named Executive Officers, are required to hold Class A Limited Voting Shares of the Corporation including DSUs with a value equal to five times base salary, based on the market value of the Class A Limited Voting Shares and DSUs held, to be attained within five years of being designated as a member of the Management Committee. Each of the Corporation’s Named Executive Officers currently hold investments in the Corporation’s Class A Limited Voting Shares which are well in excess of this amount.

Option Exercise Hold Periods

In order to minimize any appearance of executives opportunistically exercising options and selling the securities received at an inappropriate time, members of the Management Committee are required to hold, for at least one year, Class A Limited Voting Shares of the Corporation equal to the net after-tax cash realized from the exercise of option grants starting, for Named Executive Officers, with options granted in 2003 and, for other members of the Management Committee, with options granted in 2007.

Reimbursement of Incentive and Equity-Based Compensation

Specified executives, including all members of the Management Committee, are required to pay to the Corporation an amount equal to some or all of any bonus or other incentive-based or equity-based compensation and the profits realized from the sale of securities of the Corporation upon the occurrence of certain events. The amount, if any, will be determined by the Compensation Committee which will recommend appropriate action to the board of directors of the Corporation and will take appropriate steps to ensure that such amount is recovered. In the case of a significant restatement of financial results, the Chief Executive Officer and the Chief Financial Officer may be required to make such a payment. In order to protect the Corporation’s reputation and competitive ability, members of the Management Committee may be required to make such a payment if they engage in conduct that is sufficiently detrimental to the Corporation after the cessation of their employment with the Corporation. Detrimental conduct includes participating in transactions involving the Corporation and its clients which were under way or contemplated at the time of termination, solicitation of clients or employees, disclosing confidential information or making inappropriate or defamatory comments about the Corporation. The policy relates to any such amounts or benefits received within two years prior to the event giving rise to the claim and includes both monetary payments and shares received from exercise of options or redemption of RSUs and DSUs.

Hedging of Economic Risks for Personal Equity Ownership

All executives are prohibited from entering into transactions that have the effect of hedging the economic value of any direct of indirect interests by the executive in Class A Limited Voting Shares, including their participation in Long-Term Share Ownership Plans, unless such transactions are executed and disclosed in full compliance with all relevant regulations and have been previously approved by the Chief Financial Officer and Chief Executive Officer of the Corporation and, if appropriate, the Compensation Committee.

REPORT ON 2007 COMPENSATION

The Report on 2007 Compensation, presented to the Compensation Committee in February 2008, provided a summary of compensation arrangements for all executives of the Corporation and detailed the compensation arrangements for each member of the Management Committee, including the Named Executive Officers. The report summarized the total 2007 compensation including proposed bonus and Long-Term Share Ownership Plan awards as well as proposed 2008 base salaries. The report also presented an analysis of the “in-the-money” value of vested and unvested Long-Term Share Ownership Plan awards previously granted and, the option exercises during the year.

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The report also contained an analysis of the expected value of 2007 compensation awards to Named Executive Officers that would be paid under various performance scenarios. The Compensation Committee has determined that the resulting compensation was reasonable and delivered the intended differentiation of compensation value based on performance of the Corporation’s Class A Limited Voting Shares over a ten-year period.

The level of equity ownership of all executives is an important consideration for both management and the Compensation Committee as it demonstrates the extent to which executives will benefit from, and will therefore be motivated to achieve, long-term enhancement of shareholder value. Accordingly, the report also contained an analysis of equity ownership by senior executives including shares held directly and indirectly as well as through Long-Term Share Ownership Plans along with a summary of the tenure with the organization of each member of the Management Committee. The Compensation Committee has determined that the level of equity ownership by members of the Management Committee provides an alignment of interests that support the creation of shareholder value over the long term.

In addition, the report contained a summary of regular and special option awards to executives recommended by management. The Compensation Committee has determined that these arrangements were reasonable and appropriately rewarded executives.

The Compensation Committee reviewed the terms and conditions of the Corporation’s Long-Term Share Ownership Plans as well as any proposed amendments thereto and considered the appropriateness and effectiveness of the plans in the context of current compensation practices, regulatory changes and the Corporation’s objectives. These plans are reviewed by the Compensation Committee at least annually. The Compensation Committee also reviewed financial arrangements entered into by the Corporation to hedge the impact on the Corporation of future increases in the market price of its Class A Limited Voting Shares on the liability incurred under the Corporation’s Restricted Share Unit Plan. The Committee has determined that the Plans are both appropriate and effective.

The Compensation Committee reported its conclusions with respect to the foregoing to the board of directors of the Corporation on February 7, 2008. The Compensation Committee reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of the Corporation’s compensation program as outlined under Compensation Philosophy and support the creation of shareholder value over the long term and the attraction and retention of executives who make decisions with a long-term view. The following practices related to the Management Committee support this conclusion:

•	the highest percentage of total annual compensation being granted in the form of long-term share ownership participations;

•	the significant level of reinvestment of annual bonuses into Deferred Share Units of the Corporation which are not redeemable until retirement, death or termination of employment;

•	the level of equity ownership by management; and

•	the length of tenure of management with the Corporation.

Chief Executive Officer Compensation

Mr. Bruce Flatt, the Chief Executive Officer of the Corporation, and his team have been charged by the board of directors with the responsibility to build a global asset management business.

Annually, Mr. Flatt presents to the board of directors a business plan that incorporates both short and long-term growth objectives. This business plan includes specific operational targets and more directional objectives related to implementation of the long-term business strategy. These objectives are meant to be stretch targets and, given the opportunistic and entrepreneurial nature of the organization, provide the board of directors with examples of various transactions and initiatives that management believe will create shareholder value over the longer term.

Mr. Flatt’s personal performance, as well as the performance of the Corporation’s Management Committee, is reviewed each year in relation to the operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

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Mr. Flatt’s overall rewards from the Corporation are linked directly to the performance of the Corporation as reflected by the growth in the Corporation’s operating cash flows and the translation of these over time into a higher intrinsic value of the business and, in the longer term, a higher price for the Corporation’s shares, principally through his ownership of Class A Limited Voting Shares, as well as his participation in Long-Term Ownership Plans.

For 2007, the Committee determined that the Corporation had met many of its operational targets and that Mr. Flatt and the senior executive team had advanced the business strategy in a manner consistent with creation of value for shareholders over the longer term. Major achievements in 2007 included:

•	Achieving cash flow from operations of $3.11 per share compared to $2.95 per share in 2006, which represented a 5% increase over 2006 and a 113% increase over 2005.

•	Expanding the Corporation’s core operating base with the addition of $25 billion of gross assets under management and deployed $10 billion of capital on behalf of Brookfield and its clients.

•	Expanding a number of asset management entities funded by both institutional and retail investors and increased the number of client relationships.

•	Continuing to broaden the Corporation’s operations, both geographically and by product type.

Taking into account Mr. Flatt’s overall performance as described above, at its meeting on February 7, 2008 the board of directors on the recommendation of its Compensation Committee awarded Mr. Flatt total variable compensation for 2007 of $1,047,624, including the market value of options granted. Mr. Flatt received this compensation in the form of 13,441 Deferred Share Units of the Corporation valued at $419,624, in lieu of Bonus, and 100,000 options of the Corporation which, based on a Black-Scholes valuation, were valued at $628,000. The Deferred Share Units are valued equivalent to the Corporation’s Class A Limited Voting Shares and are only payable to Mr. Flatt upon retirement from the Corporation.

In addition to the above, Mr. Flatt earned a base salary for 2007 of $395,864. He also received standard medical and dental benefits, in line with all other employees of the Corporation, which for 2007 were valued at $7,879. Mr. Flatt does not have any entitlement to future pension benefits or other post-employment benefits from the Corporation, other than an annual contribution to a retirement savings plan based on a percent of base salary, which for 2007 was $17,814. Mr. Flatt’s participation in this retirement savings plan is on the same basis as all other employees of the Corporation. As a result, the Corporation has no future obligation for pension, medical or other employee benefits to Mr. Flatt.

For 2007, Mr. Flatt’s total compensation was $1,469,181, of which 71% was paid in Long-Term Share Ownership Plan awards and 29% was paid in cash. Mr. Flatt’s total annual compensation for 2007 was the same as other Named Executive Officers and did not include any special option allocations. For 2006, Mr. Flatt’s total annual compensation was $1,324,882, of which 70% was paid in Long-Term Share Ownership Plan awards and 30% was paid in cash. Details on the components of the compensation paid to Mr. Flatt and the other Named Executive Officers for 2005, 2006 and 2007 are set out in the Summary Compensation Table on page 23 of this Circular.

Since 2002, when Mr. Flatt was appointed Chief Executive Officer of the Corporation, he has been awarded $6.3 million in total compensation (C$8.1 million converted at the average Bloomberg mid-market exchange rate for the six year period of US$1.00 = C$1.2810), for an average annual compensation award of approximately $1 million. This compensation was comprised of $1.7 million in salary; $1.3 million in Bonus (which he elected to defer 100% into Deferred Share Units); and options and Restricted Share Unit grants valued at $3.3 million, based on a Black-Scholes valuation at the time of the award. As a result of increases in the value of the Corporation’s Class A Limited Voting Shares during the six year period, the Deferred Share Units, Restricted Share Units and options awarded him during the period are currently valued at $31 million (C$30.6 million converted at the Bloomberg mid-market exchange rate on February 29, 2008 of US$1.00 = C$0.9879). On a look-back basis, Mr. Flatt’s total compensation since becoming the Chief Executive Officer is $32.7 million, for an average annual compensation of $5.5 million, 81% of which has resulted from increases in the value of the Corporation’s Class A Limited Voting Shares during the past six years.

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Chief Executive Officer Ownership Interests in the Corporation

Consistent with the Corporation’s philosophy of aligning the interests of management and shareholders and fostering an entrepreneurial environment that encourages a focus on long-term value creation, Mr. Flatt has, over his 18 years with the Corporation, accumulated a significant ownership interest in the Corporation in the form of DSUs, options and RSUs. Separate from any compensation arrangements, but relevant to the extent it aligns Mr. Flatt’s interests with shareholders, Mr. Flatt owns a significant number of Class A Limited Voting Shares of the Corporation. These ownership interests are held both directly, as shown on page 10 of this Circular, and through indirect beneficial interests in Class A Limited Voting Shares owned through Partners Limited and BAM Investments Corp. (See “Principal Holders of Voting Shares” on page 3 of this Circular.)

On behalf of the Compensation Committee,

L. Liebman – Chairman	J.K. Gray	R. MacLaren	G.W.F. McCain	J.A. Pattison

PERFORMANCE GRAPH

The following shows the cumulative total shareholder return for the Corporation’s Class A Limited Voting Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the TSX 300 Index:

Five-Year Cumulative Total Return on $100 Investment Assuming Dividends are Reinvested

December 31, 2002 – December 31, 2007

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SUMMARY COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table that follows sets out the compensation paid to the Corporation’s Chief Executive Officer, Chief Financial Officer and the other three Named Executive Officers for the years ended December 31, 2007, 2006 and 2005. The Corporation’s Named Executive Officers are all remunerated in Canadian dollars. However, in order to provide for comparability with the Corporation’s financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of US$1.00 to C$1.0736, which was the average exchange rate for 2007, unless otherwise noted. All data on the number of options and Deferred Share Units awarded for 2007, 2006 and 2005 have been adjusted to reflect the three-for-two share splits in the Corporation’s Class A Limited Voting Shares in April 2006 and in June 2007.

Summary Compensation for Named Executive Officers for 2007, 2006 and 2005

		Annual Base Salary	Annual Variable Incentive Plan Awards						Total Annual Compensation
Name and Principal Position	Year		Cash Bonus	Deferred Share Units (a)		Options (a)		Other (c)
		($)	($)	($)	(#)	($) (b)	(#)	($)	($)
J. Bruce Flatt	2007	395,864	—	419,624	13,441	628,000	100,000	25,693	1,469,181
Managing Partner	2006	372,578	—	372,578	10,248	556,790	75,000	23,013	1,324,959
and CEO	2005	326,006	—	349,292	13,739	1,187,593	337,500	25,379	1,888,270
Brian D. Lawson	2007	395,864	—	419,624	13,441	628,000	100,000	25,693	1,469,181
Managing Partner	2006	372,578	—	372,578	6,832	556,790	75,000	23,013	1,324,959
and CFO	2005	316,692	—	349,292	9,159	395,864	112,500	24,963	1,086,811
Jeffrey M. Blidner	2007	395,864	—	419,624	13,441	628,000	100,000	25,693	1,469,181
Managing Partner	2006	372,578	—	372,578	6,832	556,790	75,000	23,013	1,324,959
	2005	316,692	—	349,292	9,159	395,864	112,500	24,963	1,086,811
George E. Myhal	2007	395,864	—	419,624	13,441	628,000	100,000	25,693	1,469,181
Managing Partner	2006	372,578	—	372,578	6,832	556,790	75,000	23,013	1,324,959
	2005	316,692	—	349,292	9,159	395,864	112,500	24,963	1,086,811
Samuel J.B. Pollock	2007	395,864	—	419,624	13,441	628,000	100,000	25,693	1,469,181
Managing Partner	2006	372,578	—	372,578	6,832	556,790	75,000	23,013	1,324,959
	2005	316,692	—	349,292	9,159	395,864	112,500	24,963	1,086,811
(a)

The Deferred Share Unit and option awards shown as awards for 2007 were granted on February 20, 2008. The options granted at this date are exercisable at a price of $31.22 (C$31.62 converted at the Bloomberg mid-market exchange rate on February 20, 2008 of US$1.00 = C$1.0129 per share).

(b)

These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of the Corporation’s Management Share Option Plans.

(c)	These amounts represent taxable benefits, medical and life insurance benefits, annual retirement savings contributions and, during 2005, a parking allowance.

Options and Warrants

The following table shows the most recent grant of options to purchase Class A Limited Voting Shares to Named Executive Officers for 2007. These options were approved on February 7, 2008 and granted on February 20, 2008.

Options Granted for 2007 on February 20, 2008

	Class A Share Options Granted (#)	Allotment Value of Award (a) ($)	% of Total Options Granted to Employees of the Corporation for 2007	Exercise Price per option ($)	Market Value of Securities Underlying Options (b) ($/Security)	Expiry Date
Bruce Flatt	100,000	628,000	2.8%	31.22	31.22	February 20, 2018
Brian Lawson	100,000	628,000	2.8%	31.22	31.22	February 20, 2018
Jeffrey Blidner	100,000	628,000	2.8%	31.22	31.22	February 20, 2018
George Myhal	100,000	628,000	2.8%	31.22	31.22	February 20, 2018
Samuel Pollock	100,000	628,000	2.8%	31.22	31.22	February 20, 2018
(a)

Based on the value of the options issued on the date of grant of $6.28 per option derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of the Corporation’s 2007 Management Share Option Plan.

(b)

Based on the weighted average trading price of a Class A Limited Voting Share on the Toronto Stock Exchange for the five business days prior to February 20, 2008 of $31.22 (C$31.62 converted at the Bloomberg mid-market exchange rate on February 20, 2008 of US$1.00 = C$1.0129).

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The following table sets forth options exercised during the fiscal year ended December 31, 2007 and the number and value of the unexercised options and warrants as at February 29, 2008 for the Named Executive Officers.

Aggregate Options Exercised during the Most Recently Completed Financial Year and Option and Warrant Values at February 29, 2008

Named Executive Officer	Securities Acquired on Exercise During 2007 (#)	Aggregate Value Realized During 2007 ($)	Unexercised Options and Warrants at February 29, 2008 (a)		In-the-Money Value of Unexercised Options and Warrants at February 29, 2008 (a,b)
			Exercisable	Unexercisable	Exercisable	Unexercisable
			(#)	(#)	($)	($)
Bruce Flatt
– Options (c)	—	—	1,611,983	457,996	30,421,076	1,510,927
– Warrants (d,e)	1,036,760	26,323,526	—	—	—	—
Brian Lawson
– Options	84,375	2,230,939	1,150,732	322,966	21,925,074	1,261,914
– Warrants (d)	—	—	337,163	—	6,965,393	—
Jeffrey Blidner
– Options	—	—	1,285,733	322,996	25,112,846	1,261,914
George Myhal
– Options	101,250	2,768,236	1,202,161	322,996	22,983,473	1,261,914
– Warrants (d)	—	—	655,425		13,540,334	—
Samuel Pollock
– Options	—	—	695,108	322,996	11,347,283	1,261,914
(a)	These amounts include the most recent options granted to the Named Executive Officers on February 20, 2008.
(b)

The “in-the-money” value is the amount by which the market value of the Class A Limited Voting Shares under option or warrant at the date shown exceeded the exercise price of the options or warrants. The closing price of the Corporation’s Class A Limited Voting Shares on the Toronto Stock Exchange on February 29, 2008 was $29.48 (C$29.12 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of US$1.00 = C$0.9879).

(c)

As at February 29, 2008, Mr. Flatt held 326,250 options to acquire common shares of Brookfield Properties Corporation issued to him during his tenure as the President and CEO of that company, prior to his appointment as Managing Partner and CEO of the Corporation. These options are treated in accordance with the Management Share Option Plan of Brookfield Properties Corporation.

(d)	Class A Limited Voting Share warrants purchased for value by executives during 1998 and expiring in 2008.
(e)	A substantial portion of the proceeds from the exercise of these warrants was reinvested by Mr. Flatt into 766,760 Class A Limited Voting Shares of the Corporation.

Deferred Share Units

The following table sets forth the Deferred Share Units awarded to Named Executive Officers for the year ended December 31, 2007 as part of their annual Variable Incentive Plan awards, and the total number owned and their value as at February 29, 2008. The Deferred Share Units shown as awarded for the year ended December 31, 2007 were approved on February 7, 2008 and granted on February 20, 2008.

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	Deferred Share Units Awarded for the Year Ended December 31, 2007			Total Deferred Share Units Owned
		Allotment Price per Unit (a)	Allotment Value of Award	Number of Units Owned at February 29, 2008 (b)		Market Value of Units at February 29, 2008 (c)
				Vested	Not Vested	Vested	Not Vested
	(#)	($)	($)	(#)	(#)	($)	($)
Bruce Flatt (d)	13,440.86	31.22	419,624	248,030	28,721	7,311,086	846,607
Brian Lawson	13,440.86	31.22	419,624	310,876	23,499	9,163,580	692,678
Jeffrey Blidner	13,440.86	31.22	419,624	183,489	17,693	5,408,634	521,521
George Myhal	13,440.86	31.22	419,624	366,840	27,718	10,813,235	817,024
Samuel Pollock	13,440.86	31.22	419,624	254,247	20,772	7,494,367	612,279
(a)

Based on the closing price of a Class A Limited Voting Share on the Toronto Stock Exchange on February 20, 2008 of $31.22 (C$31.62 converted at the Bloomberg mid-market-exchange rate of US$1 = C$1.0129).

(b)

On January 31,2008, the Corporation established Brookfield Infrastructure Partners LP (“BIP”), and paid a special dividend to shareholders of one BIP Unit for every 25 Class A Limited Voting Shares of the Corporation held. In recognition of the resultant decrease in the intrinsic value of options to purchase Class A Limited Voting Shares issued under the 1997 Management Share Option Plan, the Board approved a special payment of $1.00 for each option held by current employees and directors vesting over the period ending December 1, 2010. Senior executives, including each of the Named Executive Officers, received the payment in the form of Deferred Share Units based on the 5-day volume weighted price of the Class A Limited Voting Shares for the period ending February 19, 2008. The number of units owned at March 1, 2008 shown above for Messrs. Flatt, Lawson, Blidner, Myhal and Pollock include 94,552, 74,343, 85,208, 98,083, and 57,921 Deferred Share Units, respectively, resulting from this bonus as well as additional deferred units awarded equivalent to the value of one BIP unit for every 25 deferred and restricted units held prior to the spin off based on the 5-day weighted average price of the BIP units and the Class A Limited Voting Shares for the period ending February 6, 2008.

(c)

The market value of a Deferred Share Unit on February 29, 2008 was $29.48 (C$29.12 based on the closing price of a Class A Limited Voting Share on the Toronto Stock Exchange converted at the Bloomberg mid-market-exchange rate on that date of US$1.00 = C$0.9879).

(d)

As at February 29, 2008, Mr. Flatt held 77,087 Deferred Share Units of Brookfield Properties Corporation issued to him during his tenure as President and CEO of that company, prior to his appointment as Managing Partner and CEO of the Corporation.

Restricted Share Appreciation Units

The following table sets forth the total number of Restricted Share Appreciation Units owned by the Named Executive Officers and their value as at February 29, 2008. No RSUs were awarded for the year ended December 31, 2007.

	Restricted Share Appreciation Units Awarded for the Year Ended December 31, 2007			Total Restricted Share Appreciation Units Owned
		Allotment Price per Unit	Allotment Value of Award	Number of Units Owned at February 29, 2008		Market Value of Units at February 29, 2008 (a)
				Vested	Not Vested	Vested	Not Vested
	(#)	($)	($)	(#)	(#)	($)	($)
Bruce Flatt	—	—	—	917,645	198,474	15,285,361	2,394,137
Brian Lawson	—	—	—	805,145	198,474	12,974,733	2,394,137
Jeffrey Blidner	—	—	—	748,895	198,474	11,819,423	2,394,137
George Myhal	—	—	—	805,145	198,474	12,974,733	2,394,137
Samuel Pollock	—	—	—	748,895	198,474	11,819,423	2,394,137
(a)

The “in-the-money” value is the amount by which the market value of the Class A Limited Voting Shares exceeds the allotment price of the Restricted Share Appreciation Units. The closing price of a Class A Limited Voting Shares on the Toronto Stock Exchange on February 29, 2008 was $29.48 (C$29.12 based on the Bloomberg mid-market-exchange rate on that date of US$1.00 = C$0.9879).

SECURITY-BASED COMPENSATION ARRANGEMENTS

The Corporation’s only security-based compensation arrangements are its two Management Share Option Plans (the “Plans”). The 1997 Management Share Option Plan (the “1997 Plan”) was approved by the directors of the Corporation in August 1997. It provides for the issuance of 40,500,000 Class A Limited Voting Shares pursuant to the exercise of options under this Plan, of which 38,457,760 options had been granted as at February 29, 2008. The 2007 Management Share Option Plan (the “2007 Plan”) was approved by the directors of the Corporation in February 2007. It provides for the issuance of 15,000,000 Class A Limited Voting Shares, of which 4,000,000 had been granted but not yet exercised as at February 29, 2008. Following the approval of the 2007 Plan by the Corporation’s shareholders in May 2007, the Corporation decided not to grant any further options under the 1997 Plan.

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The following table sets out information on each of the Corporation’s Plans.

Management Share Option Plan	Maximum number of Class A Shares issuable under the Plan	Options granted and exercised	Options granted and not yet exercised		Weighted average exercise price of outstanding options	Options available for future grants

1997 Plan	40,500,000	15,247,130	23,210,630	(a)	$17.49	—	(b)
2007 Plan	15,000,000	—	4,000,000		$31.22	11,000,000
Total	55,500,000	15,247,130	27,210,630		$19.09	11,000,000
(a)	This amount does not include options to acquire 4,790,128 Class A Limited Voting Shares that were initially granted as options to acquire common shares of Trilon Financial Corporation.
(b)	Following the approval of the 2007 Plan by the Corporation’s shareholders in May 2007, the Corporation indicated that it will not grant any further options under the 1997 Plan.

In addition to the outstanding options granted under the 1997 and 2007 Plans, the Corporation has outstanding options to acquire 4,790,128 Class A Limited Voting Shares that were initially granted as options to acquire shares of Trilon Financial Corporation (“Trilon”). On May 22, 2002, the Corporation acquired the remaining shares of Trilon that it did not already own. On that date, options to acquire shares of Trilon (other than those held by directors, which were exercised or terminated) became options to acquire one-half of a Class A Limited Voting Share of the Corporation. These options are subject to the terms of the 1997 Plan but were not granted under it.

The purpose of the Plans is to advance the interests of the Corporation in the following ways: (i) providing officers, employees and other eligible persons with additional incentive in lieu of cash remuneration; (ii) encouraging stock ownership by eligible persons; (iii) increasing the proprietary interests of eligible persons in the success of the Corporation; (iv) encouraging eligible persons to remain with the Corporation or its subsidiaries as a result of the vesting provisions; and (v) attracting new officers and employees by remaining competitive in terms of compensation arrangements. The Plans are administered by the board of directors in accordance with the Corporation’s compensation policies and the policies of the Toronto Stock Exchange.

The board of directors establishes the exercise price of each option at the time it is granted, which may not be less than the closing price of a Class A Limited Voting Share on the last trading date preceding the date of the grant on the Toronto Stock Exchange, in the case of Canadian participants, or on the New York Stock Exchange, in the case of all other participants. In the event that the approval date for an option grant falls in a trading blackout period, the effective grant date for options granted under the 1997 Plan was the date on which the blackout ended. For options granted under the 2007 Plan, the effective grant date may not be less than six business days after the blackout ends and exercise price for the options approved during a blackout period is the volume-weighted average trading price of the Corporation’s Class A Limited Voting Shares on the appropriate exchange for the five business days proceeding the effective grant date.

The following is a summary of the other key provisions of the Corporation’s 1997 and 2007 Plans. The number of Class A Limited Voting Shares issuable to insiders, or issued in any one year to insiders, under all the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares in this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. All option grants are approved by the board of directors on the recommendation of its Compensation Committee. The board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The board also sets the expiry period for each option grant, which may not exceed ten years, except where the expiry date falls in or shortly after a trading blackout period in which case the expiry date is ten days after the blackout period ends.

The Plans set out provisions regarding the exercise and cancellation of options following a change in the employment status of a Plan participant. In general, all vested options must be exercised and all unvested options are cancelled on a Participant’s Termination Date, except as follows: in the event of termination by the Corporation for reasons other than cause or in the case of an authorized leave of absence due to disability, vested options must be exercised within 60 days following the Termination Date; in the event of retirement, vested options continue to be exercisable until their expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death.

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The Plans also contain an amending provision setting out the types of amendments which can be approved by the board without shareholder approval and those which require shareholder approval. There are no provisions in the Plans for the transformation of options into stock appreciation rights. The Corporation does not provide any financial assistance to Participants to facilitate the purchase of Class A Limited Voting Shares issued pursuant to the exercise of options under the Plans.

The Corporation has established a number of policies related to its equity-based compensation plans, including option exercise hold periods, to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Incentive and Equity-Based Compensation Employment Policies and Guidelines” on page 19 of this Circular.

PENSION AND RETIREMENT BENEFITS

The Corporation’s Named Executive Officers and its other officers do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Eligible Canadian corporate officers receive an annual contribution from the Corporation to their registered retirement savings plans equal to 4.5% of their annual base salary, subject to the annual RRSP contribution limit established by the Canada Revenue Agency. There are no predefined termination or post-termination payments, changes in control arrangements or employment contracts for the Corporation’s officers.

PART FOUR – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of the Corporation’s executive officers who are appointed by the board and who are charged with the ongoing management of the Corporation. The Corporation’s board encourages sound corporate governance practices designed to promote the well being and ongoing development of the Corporation, having always as its ultimate objective the best long-term interests of the Corporation and the enhancement of value for all shareholders. The board also believes that sound corporate governance benefits the Corporation’s employees and the communities in which the Corporation operates.

The board of directors is of the view that the Corporation’s corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities regulators. The board is also of the view that these policies and practices are consistent with the requirements of the New York Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”).

BOARD OF DIRECTORS

Mandate of the Board

Brookfield’s board of directors oversees the management of the Corporation’s affairs directly and through its three standing committees. In doing so, the board acts at all times with a view to the best interests of the Corporation and its shareholders. The responsibilities of the board and each committee of the board are set out in written charters, which are reviewed and approved annually. The board’s charter is set out in full in Schedule A commencing on page 37 of this Circular. These charters are also posted on the Corporation’s web site, www.brookfield.com at about Brookfield/ corporate governance.

In fulfilling its mandate, the board is, among other matters, responsible for the following: reviewing the Corporation’s overall long-term business strategies and its annual business plan; reviewing the principal risks of the Corporation’s business to assess whether these risks are within acceptable limits and that appropriate systems are in place to manage these risks; reviewing major strategic initiatives to determine whether the Corporation’s proposed actions accord with long-term shareholder objectives; appointing the Chief Executive Officer and other members of senior management and reviewing succession planning; assessing management’s performance against approved business plans and industry

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standards; reviewing and approving the reports issued to shareholders, including annual and interim financial statements; promoting the effective operation of the board of directors; and safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources, including issuance of debt and equity securities and setting an appropriate dividend policy.

Meetings of the Board

The board of directors meets at least once in each quarter, with additional meetings held when appropriate. The board also meets annually to review the Corporation’s business plan and long-term strategy. In 2007, there were five regularly scheduled meetings, including one meeting to review the Corporation’s long-term strategic plan, and seven special meetings to review specific strategic initiatives. Four regular meetings and one strategy meeting are scheduled for 2008. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Corporation. The agenda for regularly scheduled board meetings are set by the Chairman, with input from the Chief Executive Officer and Chief Financial Officer, and are reviewed with the Lead Director prior to circulation to the full board.

Size and Composition of the Board

The Corporation’s board of directors consists of 16 directors. The Corporation considers this to be an appropriate number at this time, given the diversity of its operations and the need for a variety of experiences and backgrounds to provide for an effective and efficient board.

The Corporation has two classes of equity shares outstanding: Class A and Class B Limited Voting Shares. The holders of the Class A Limited Voting Shares are entitled to elect one-half of the board of directors and the holders of the Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors. The Corporation has cumulative voting procedures which entitle shareholders to cumulate their votes in the election of directors.

Independent Directors

The board of directors has a policy that at least a majority of its directors should be independent directors, in order to ensure that the board’s interests are closely aligned with its shareholders. “Independent director” means a director who has been affirmatively determined by the board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions: (i) a director who is an employee of, or whose immediate family member is an executive officer of, the Corporation, is not independent until three years after the end of such employment relationship; (ii) a director who is receiving, or whose immediate family member receives, more than $50,000 per year in direct compensation from the Corporation, other than director fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $50,000 per year in compensation; (iii) a director who is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation or employment relationship with the auditor; (iv) a director who is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of the Corporation serve on that company’s compensation committee is not independent until three years after the end of such service or the employment relationship; and (v) a director who is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which the Corporation accounts for at least 2% or $1 million, whichever is greater, of such other company’s consolidated gross revenues, in each case is not independent until three years after falling below such threshold. For the purposes of the definition above, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation. In addition, if a director serves as an officer or director of a charitable organization, the director will be considered independent if the Corporation donates less than 1% of that organization’s annual receipts.

The Corporation surveys its directors annually to obtain information necessary to make a determination regarding their independence. Following a review of this information, the Governance and Nominating Committee recommends to the board a specific determination regarding the directors considered to be independent. On this basis, the board considers that 12 of the 16 proposed nominees for election at the 2008 Annual Meeting of Shareholders, comprising 75%

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that 12 of the 16 proposed nominees for election at the 2008 Annual Meeting of Shareholders, comprising 75% of the board, are independent based on the above criteria. These independent nominees include ten incumbent directors, Marcel Coutu, Trevor Eyton, James Gray, Lance Liebman, Philip Lind, Wallace McCain, Frank McKenna, Jack Mintz, James Pattison and George Taylor, and two directors-elect, Maureen Kempston Darkes and Patricia Newson. The board considers that all of these 12 independent nominees are also free of any interest in or current or recent relationship with the Corporation’s principal shareholder, Partners Limited, and its shareholders.

The other four directors proposed for nomination, Jack Cockwell, Bruce Flatt, Robert Harding and David Kerr, comprising 25% of the board, are considered to be related directors since they have current or recent interests in or are related to the Corporation or its principal shareholder, Partners Limited. Mr. Flatt is the Chief Executive Officer of the Corporation. Messrs. Cockwell, Flatt, Harding and Kerr are shareholders of Partners Limited.

Information on each of the 16 proposed nominees for election at the 2008 Annual Shareholders Meeting is set out on pages 7 to 10 of this Circular.

Areas of Director Expertise

The Corporation endeavours to ensure that the board of directors is comprised of directors with the areas of expertise required to ensure effective governance of the Corporation and provide strategic advice to management. Each year, the Corporation surveys the incumbent directors and any additional directors proposed for nomination to identify their areas of expertise, using the following categories: currently or recently a chief executive officer of a public corporation; experience in growth initiatives; knowledge of government and public policy; expertise in board governance; financial acumen, including senior executive experience in financial accounting and reporting; international experience particularly in the Corporation’s locations of business; and experience in one or more industry sectors. The results of this survey are reviewed by the Governance and Nominating Committee of the board as a basis for identifying additional areas of expertise to be addressed in the recruiting of new directors. The key areas of expertise of the 16 proposed nominees for election to the board at the 2008 Annual Meeting are set out on pages 7 to 10 of this Circular.

Interlocking Directorships

None of the Corporation’s current independent directors serve together on the boards of directors of other public corporations. One director-elect, Mrs. Kempston Darkes, serves with a current director, Mr. Gray, on the board of Canadian National Railway Company.

Three of the board’s related directors represent the Corporation’s interests on the boards of its main public subsidiaries and associates. In this capacity, Messrs. Cockwell and Flatt sit together on the board of Brookfield Properties Corporation, and Messrs. Cockwell and Harding sit together on the boards of Fraser Papers Inc. and Norbord Inc. The Corporation considers that the participation of these related directors on the boards of its affiliates is an essential part of the Corporation’s role in providing oversight to its investments and does not represent any conflict with their role as directors of the Corporation.

Through its representatives on the boards of its operating affiliates, the Corporation endeavours to play an active role in setting their long-term strategic plans, reviewing their management succession plans and assessing their performance against approved business plans. Through these representatives, the Corporation also endeavours to safeguard the interests of its shareholders by participating in the decisions of its affiliates regarding the issuance of treasury shares, the payment of dividends and the optimum use of their capital resources.

Director Orientation and Education

New directors are provided with a comprehensive orientation package on their election or appointment to the board. Time is set aside at all regular board meetings for presentations on different areas of the Corporation’s business, led by executives responsible for or familiar with these operations. Site visits are held annually to provide an opportunity for directors to learn about the Corporation’s major operations. Directors are encouraged to suggest topics for discussion or special presentations at the regular board meetings and the annual strategy sessions.

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Board Renewal

The Corporation does not have a mandatory age for the retirement of directors. Instead, the board’s Governance and Nominating Committee reviews the composition of the board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the board. As a result of these reviews, six new directors have joined the board over the past five years and a further two new directors are proposed for election at the 2008 Annual Shareholders Meeting.

Director Expectations

The board has adopted a Charter of Expectations for Directors, which sets out the Corporation’s expectations in regard to personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the board or its committees, bring these to the attention of the board or committee chairman and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chairman of the Board or Lead Director if they become unable to attend at least 75% of the board’s regularly scheduled meetings or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact the Corporation or their ability to serve as director. A copy of this Charter is reviewed annually and is posted on the Corporation’s web site, www.brookfield.com, at about Brookfield/corporate governance. Further information on director share ownership requirements is set out under “Director and Share Ownership Requirements” commencing on page 12 of this Circular.

COMMITTEES OF THE BOARD

The Corporation’s board of directors believes that board committees assist in the effective functioning of the board and help ensure that the views of unrelated and independent directors are effectively represented.

The board has three standing committees: the Audit Committee, the Management Resources and Compensation Committee and the Governance and Nominating Committee. The responsibilities of these three committees are set out in written charters, which are reviewed and approved annually by the board of directors. The Charters of these Committees and the Position Descriptions of their Chairmen can be found on the Corporation’s web site, www.brookfield.com, at about Brookfield/corporate governance. It is the board’s policy that all members of these three committees must be independent directors, as described above. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit Committee, the Management Resources and Compensation Committee and the Governance and Nominating Committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting, risk management and internal controls, reviewing all public disclosure documents and monitoring the performance of the Corporation’s external and internal auditors. The Audit Committee is responsible for reviewing the Corporation’s quarterly and annual financial statements and management’s financial analysis and review of operations prior to their approval by the full board of directors and release to the public. The Audit Committee is also responsible for appointing the Corporation’s external auditors, subject to shareholder approval, and for approving the assignment of any non-audit work to be performed by the external auditors. The Audit Committee meets regularly in private session with the Corporation’s external and internal auditors, without management present, to discuss and review specific issues as appropriate. The Audit Committee met five times in 2007 and twice to date in 2008.

In addition to being independent directors as described above, all members of the Corporation’s Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act, in that their directors fees must be the only compensation they, or their firms, receive from the Corporation. Also, in February 2007, the Audit Committee adopted a requirement that all its members disclose any form of association with a present or former internal or external auditor of

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the Corporation, in addition to the current requirement to disclose a professional or employment relationship, to the Governance and Nominating Committee for a determination as to whether this association affects the independent status of the director.

At February 29, 2008, the Audit Committee was comprised of the following four directors, Marcel Coutu (Chairman), William Dimma, Jack Mintz and George Taylor, all of whom meet the additional criteria for independence described above. The board of directors considers that all four members of the Audit Committee are financially literate, and has designated Messrs. Coutu and Taylor as the Audit Committee’s designated financial experts.

Management Resources and Compensation Committee

The Management Resources and Compensation Committee is responsible for reviewing and reporting to the board on management resource planning, including succession planning and proposed senior management appointments; the job descriptions and annual objectives of its senior executives; the form of executive compensation in general; and the levels of compensation of the Chief Executive Officer and other senior executives. The committee also reviews the performance of senior management against written objectives and reports thereon to the board. The Management Resources and Compensation Committee met twice in 2007 and once to date in 2008.

In February 2003, the board decided to extend the more stringent test of independence regarding compensation described above for members of its Audit Committee to its Management Resources and Compensation Committee, although not required to do so. In February 2007, the board further restricted the criteria for membership in this Committee by requiring that not more than one third of its members shall be acting chief executive officers of any publicly-traded corporation, partnership, trust or other entity.

At February 29, 2008, the Management Resources and Compensation Committee was comprised of the following five directors, Lance Liebman (Chairman), James Gray, Roy MacLaren, Wallace McCain and James Pattison, all of whom are independent directors in the more restricted sense described above. Only one of the Committee’s five directors, Mr. James Pattison, is currently a chief executive officer. Messrs. Liebman, McCain and Pattison served on the Committee throughout 2007. Messrs. Gray and MacLaren were appointed to the Committee on May 2, 2007 replacing Messrs. Philip Lind and George Taylor who stepped down from the Committee at that time.

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairman and Lead Director, to assess on an annual basis the size and composition of the board and its committees; to review the effectiveness of the board’s operations and its relations with management; to assess the performance of the board, its standing committees and individual directors; to review the Corporation’s statement of corporate governance practices; and to review and recommend directors’ compensation. The Governance and Nominating Committee met once in 2007 and once to date in 2008.

The Governance and Nominating Committee reviews the performance of the board, board committees and the contribution of individual directors on an annual basis. The board has in place a formal procedure for evaluating the performance of the board, its committees and individual directors, consisting of questionnaires, private interviews by the Chairman and/or Lead Director with each director, and a report from the Corporation’s Chairman to the Governance and Nominating Committee.

The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the board and for recommending candidates for board membership, including the candidates proposed to be nominated for the election to the board at the annual shareholders meetings. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the board to ensure it has the appropriate mix of talents, quality, skills and other board requirements necessary to promote sound governance and an effective board.

The Governance and Nominating Committee reviews, at least once a year, the composition of its standing committees to ensure that their membership complies with the relevant governance guidelines, that the work load for its independent

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directors is balanced, and that committee positions are rotated on a regular basis. In doing so, the Committee consults with the Chairman of the Board and makes recommendations to the board of directors, which appoints committee members. The Corporation’s Chief Executive Officer does not participate in this process.

At February 29, 2008, the Governance and Nominating Committee was comprised of the following four directors, Frank McKenna (Chairman), William Dimma, Lance Liebman and Philip Lind, all of whom are independent directors. Mr. McKenna also serves as the board’s Lead Director.

BOARD, COMMITTEE AND DIRECTOR EVALUATION

The board believes that a regular and formal process of evaluation improves the performance of the board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Governance and Nominating Committee, which makes recommendations to the board as required. Each director also receives a list of questions for completing a self assessment. The Chairman and/or Lead Director hold private interviews with each director annually to discuss the operations of the board and its committees and to provide any feedback on the individual director’s contributions. The Chairman and Lead Director report on these interviews to the Governance and Nominating Committee as a basis for recommending the directors to be nominated for election at the next annual meeting of shareholders.

BOARD AND MANAGEMENT RESPONSIBILITIES

Board Positions

The positions of Chairman of the Board and Chief Executive Officer are separate, and are held by Robert Harding and Bruce Flatt, respectively. As the Corporation’s Chairman is a related director, the board has also appointed an independent Lead Director, who is currently Frank McKenna, the Chairman of the board’s Governance and Nominating Committee. The board has adopted written position descriptions for the Chairman, Group Chairman, Lead Director and Chief Executive Officer, which are summarized below, as well as position descriptions for the chairmen of the board’s standing committees. These position descriptions are reviewed annually by the board and posted on the Corporation’s web site, www.brookfield.com, at about Brookfield/corporate governance.

The Chairman manages the business of the board and ensures that the functions identified in its mandate are being carried out effectively by the board and its committees. In addition, the Chairman is responsible for the following functions: preparing the agenda for each board meeting in consultation with the Lead Director, Chief Executive Officer and Chief Financial Officer; ensuring directors receive the information required to perform their duties; ensuring an appropriate committee structure and making initial recommendations for committee appointments; in consultation with the Lead Director, ensuring that an appropriate system is in place to evaluate the performance of the board as a whole, its committees and its individual directors; and working with the Chief Executive Officer and senior management of the Corporation to monitor progress on strategic planning, policy implementation and succession planning.

The Group Chairman provides advice to the Corporation’s Chief Executive Officer on industry trends, co-ordinates relationships with the advisory and corporate boards of the Corporation’s subsidiary companies, and chairs a number of the human resources committees of these subsidiary boards.

The Lead Director presides over all private sessions of the independent directors of the board and is responsible for ensuring that matters raised during these meetings are reviewed with the Corporation’s management and acted upon in a timely fashion. The Lead Director consults with the Chairman on the agenda for each board meeting and, in consultation with the Chairman, ensures that an appropriate system is in place to evaluate the performance of the board as a whole, its committees and its individual directors. The Lead Director also acts as a liaison between the independent directors, the Chairman of the board and the Corporation’s other directors.

The Chief Executive Officer of the Corporation provides leadership of the Corporation and, subject to approved policies and direction by the board of directors, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the Chief Executive Officer is responsible for the following functions: presenting to the

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board for approval an annual strategic plan for the Corporation; presenting to the board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesman for the Corporation to all stakeholders; presenting to the board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any officer of the Corporation other than the Chairman and Group Chairman; and, together with the Chief Financial Officer, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board

The primary responsibility of management is to safeguard the Corporation’s assets and to create wealth for its shareholders. In the event that management’s performance is found to be inadequate, the Corporation’s board of directors has the responsibility to bring about change to enable the Corporation to perform satisfactorily. Brookfield’s governance principles are intended to encourage autonomy and effective decision making on the part of management, while ensuring scrutiny by the board and its committees.

The Corporation’s senior management reports to and is accountable to the board of directors. The Chief Executive Officer of the Corporation, Bruce Flatt, is also a member of the Corporation’s board of directors. At its meetings, the board regularly engages in a private session with the Corporation’s most senior officers without other members of management present. The board also meets independently of all management and related directors at the conclusion of every regularly scheduled board meeting, under the leadership of the Lead Director. Five such private sessions were held in 2007 and one has been held to date in 2008.

Management and other related directors do not sit on any of the board’s standing committees. Members of management and other directors attend committee meetings at the invitation of the committee chairmen. The committees also meet independently of all members of management and related directors at the conclusion of every regularly scheduled committee meeting.

Management Accountability

The board of directors believes in the importance of developing business plans to ensure the compatibility of shareholder, board and management views on the Corporation’s strategic direction and performance targets, and the effective utilization of shareholder capital. A special meeting of the Corporation’s board is held each year to review the strategic initiatives and annual business plan submitted by senior management. The board’s approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary board support. Material deviations from the plan are reported to and considered by the board.

Board and Committee Information

The information provided by management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the board and its committees at their regular and special meetings, the directors are also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation’s strategic plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the board. An orientation and education program is provided for new directors. Director dinners are held prior to or immediately following all regularly scheduled board meetings with senior management present, providing an opportunity for informal discussion and management presentations on selected topics of interest.

COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Corporate Disclosure Policy is reviewed annually by the board of directors and posted on the Corporation’s web site, www.brookfield.com, at about Brookfield/corporate governance.

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The Corporation endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic press releases. It also maintains a web site that provides summary information on the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the Annual Meeting and are available to respond to questions at that time. Shareholders who wish to contact the Chairman, Lead Director or other board members can do so directly or through the Secretary of the Corporation.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and web casts to discuss the Corporation’s financial results. The Corporation also endeavours to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

CODE OF BUSINESS CONDUCT AND ETHICS

It has always been the policy of the Corporation that all its activities be conducted with the highest standards of honesty and integrity and in compliance with all legal requirements. In February 2003, the board of directors approved a Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Corporation and its wholly-owned subsidiaries. The Code formally sets out standards for behaviour and practice and requires all directors, officers and employees to indicate in writing their familiarity with the Code and their agreement to comply with it. The Code is given to all directors, officers and employees when they join the Corporation and is circulated on a regular basis to all existing directors, officers and employees.

The Code is reviewed annually by the board of directors. Compliance with the Code is monitored by the board of directors through its Audit Committee, which receives regular reports on any compliance issues from the Corporation’s internal auditor.

The Code is posted on the Corporation’s web site, www.brookfield.com, at about Brookfield/corporate governance and is filed on SEDAR at www.sedar.com.

PART FIVE – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS, EXECUTIVES AND SENIOR OFFICERS

UNDER SECURITIES PURCHASE PROGRAMS

In response to changing guidelines on executive loans, the Corporation discontinued granting any further executive loans under its Management Share Purchase Plan (“MSPP”) and its Executive Share Ownership Plan (“ESOP”) effective June 2002. All such loans were repaid by March 1, 2007 and there is no longer any indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to the Corporation by directors, officers and employees and former directors, officers and employees of the Corporation for loans previously made in connection with the purchase of securities of the Corporation or any of its associated companies.

The largest aggregate amount of debt outstanding during the year ended December 31, 2007 was $7.6 million, which represented loans made by the Corporation (or its predecessors) to certain of its directors and officers in connection with the purchase of Class A Limited Voting Shares pursuant to the MSPP and loans to executives pursuant to the ESOP prior to June 2002. Under the ESOP, loans were made to officers of the Corporation to enable them to own shares designated by the board of directors, excluding shares pledged under the MSPP (the “Designated Shares”). Each loan was evidenced by a promissory note of the executive officer and Designated Shares were pledged as collateral security for the payment of the note. The loans bore interest, payable on a quarterly basis, at a rate equal to the prime rate of a Canadian chartered bank.

34	Brookfield Asset Management | 2008 Management Information Circular

The following table sets forth the names of the three executive officers of the Corporation and its subsidiaries to whom loans made in respect of the MSPP and the ESOP prior to June 2002 were outstanding during 2007, together with the largest amount outstanding during that year. As noted above, all these loans were repaid by March 1, 2007.

	Place of Residence	Principal Position of Borrower	Issuer Company	Largest Amount Outstanding During Year Ended Dec. 31, 2007 (a, b)	Amount Outstanding as at Feb. 29, 2008
Harry A. Goldgut	Thornhill, Ontario	Co-Chairman & Chief Executive Officer	Brookfield	335,385	—
		Brookfield Power Inc.
Cyrus Madon	Oakville, Ontario	Managing Partner	Brookfield	747,331	—
		Brookfield Asset Management Inc.
George E. Myhal	Toronto, Ontario	Managing Partner	Brookfield	2,176,958	—
		Brookfield Asset Management Inc.
Total				$3,259,674	$—

(a)

The security for indebtedness referred to above were Class A Limited Voting Shares of the Corporation, publicly traded securities of associated companies or securities of Partners Limited and its affiliates. (See also “Principal Holders of Voting Shares” on page 3 of this Circular.)

(b)	Loan balances during 2007 in Canadian dollars have been converted to U.S. dollar amounts at the 2006 year-end exchange rate of US$1.00 = C$1.17.

AUDIT COMMITTEE

Additional information on the Audit Committee of the board of directors of the Corporation, including the Committee’s Charter, can be found in the Corporation’s Annual Information Form under the heading “Audit Committee Information”, which is posted on the Corporation’s web site, www.brookfield.com, at investor centre/other disclosure reports and is also filed on SEDAR at www.sedar.com. A copy of this report can also be obtained from the Secretary of the Corporation as set out below under “Availability of Disclosure Documents”.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors and officers insurance with an annual policy limit of $46,572,280 (C$50,000,000) subject to a corporate deductible of $46,572 (C$50,000) per loss. Under this insurance coverage, the Corporation and certain of its associated companies (collectively, the “Organization”) are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The cost of such insurance is borne by the Organization and is currently $221,451 annually.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the fiscal year ended December 31, 2007, no director, executive officer, senior officer, proposed director, no associate of a director, executive officer, senior officer or proposed director or, to the knowledge of the director, executive officer, senior officer or proposed director of the Corporation after having made reasonable inquiry, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof nor any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed material transaction of the Corporation.

Brookfield Asset Management | 2008 Management Information Circular	35

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide any person or company, upon request to the Secretary of the Corporation, with a copy of this Circular and: (i) the most recent Annual Information Form of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; (ii) the comparative financial statements of the Corporation for the fiscal year ended December 31, 2007, together with the report of the auditors thereon; (iii) the Annual Report of the Corporation for its most recently completed fiscal year, which includes management’s discussion and analysis of financial condition and results of operations (“MD&A”); and (iv) the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year. Financial information on the Corporation is provided in its comparative financial statements and MD&A for its most recently completed financial year.

Requests for the above-mentioned disclosure documents can be made to the Corporation by mail at Suite 300, 181 Bay Street, Brookfield Place, Box 762, Toronto, Ontario, M5J 2T3, by telephone at 416-363-9491, by facsimile at 416-365-9642, or by e-mail at inquiries@brookfield.com. These documents and additional information related to the Corporation are also available on the Corporation’s website, www.brookfield.com and on SEDAR at www.sedar.com.

OTHER BUSINESS

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

[Signed]

ALAN V. DEAN
Toronto, Canada	Senior Vice-President
March 14, 2008	and Secretary

36	Brookfield Asset Management | 2008 Management Information Circular

SCHEDULE A

CHARTER OF THE BOARD OF DIRECTORS

Role of the Board

The role of the board of directors of the Corporation is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the Chief Executive Officer (“CEO”). In doing so, the board acts at all times with a view to the best interests of the Corporation and its shareholders.

The board is elected by the Corporation’s shareholders to oversee management, with the objective of advancing the best interests of the shareholders by enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation, including its employees, suppliers, customers and the communities in which it operates.

Authority and Responsibilities

The board meets regularly to review reports by management on the performance of the Corporation. In addition to the general supervision of management, the board performs the following functions:

a)

strategic planning – overseeing the strategic planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation including fundamental financial and business strategies and objectives;

b)	risk assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

c)	CEO – developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting and selecting, evaluating and compensating the CEO;

d)	senior management – overseeing the selection, evaluation and compensation of senior management and monitoring succession planning;

e)

communications and disclosure policy – adopting a communications and disclosure policy for the Corporation, including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

f)	corporate governance – developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Corporation;

g)

internal controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance; and

h)

maintaining integrity – on an ongoing basis, satisfying itself as to the integrity of the CEO and executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation, including compliance with its Code of Business Conduct.

Composition and Procedures

a)

Size of board and selection process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full board the nominees for election to the board and the board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Business Corporations Act (Ontario) or at the annual meeting. The board also recommends the number of directors on the board to shareholders for approval. Between annual meetings, the board may appoint directors to serve until the next annual meeting.

Brookfield Asset Management | 2008 Management Information Circular	37

b)

Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the shareholders of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. A majority of the directors will be independent directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities.

c)	Director orientation – The Corporation’s management team is responsible for providing an orientation and education program for new directors.

d)

Meetings – The board holds at least four scheduled meetings a year plus one to review the Corporation’s strategic plan. The board is responsible for its agenda. Prior to each board meeting, the Chairman of the board discusses agenda items for the meeting with the CEO, the Chief Financial Officer and the Lead Director. Materials for each meeting are distributed to the directors in advance of the meetings. At the conclusion of each regularly scheduled meeting, the independent directors meet without management and non-independent directors present. The directors have appointed a Lead Director to chair these meetings.

e)

Committees – The board has established the following standing committees to assist the board in discharging its responsibilities: Audit, Governance and Nominating, and Management Resources and Compensation. Special committees are established from time to time to assist the board in connection with specific matters. The chair of each committee reports to the board following meetings of the committee. The terms of reference of each standing committee are reviewed annually by the board.

f)

Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the board as a whole, the committees of the board and the contributions of individual directors. In addition, each committee assesses its performance annually.

g)

Compensation – The Governance and Nominating Committee recommends to the board the compensation for non-management directors. In reviewing the adequacy and form of compensation, the committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the shareholders.

h)

Access to independent advisors – The board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chairman of the board, retain an outside advisor at the expense of the Corporation.

i)

Charter of expectations – The board has adopted a Charter of Expectations for Directors which specifies the expectations the Corporation places on its directors in terms of professional and personal competencies, performance, behaviour, conflicts of interest and resignation events.

Toronto – Canada	New York – United States
Brookfield Place, Suite 300	Three World Financial Center
Bay Wellington Tower	200 Vesey Street, 11th Floor
181 Bay Street, Box 762	New York, New York
Toronto, Ontario M5J 2T3	10281-0221
T 416-363-9491	T 212-417-7000
F 416-365-9642	F 212-417-7196
E inquiries@brookfield.com

www.brookfield.com        NYSE / TSX / EURONEXT: BAM

Brookfield Asset Management

PROXY, solicited by Management, for the Annual Meeting of Shareholders of Brookfield Asset Management Inc. to be held on Wednesday, April 30, 2008 at 10:30 a.m., Toronto time, and at all adjournments thereof.

The undersigned holder of Class A Limited Voting Shares of Brookfield Asset Management Inc. (the “Corporation”) hereby appoints ROBERT J. HARDING, or failing him J. BRUCE FLATT, (or in lieu thereof                                                                                       ), as proxy of the undersigned to attend and vote, in respect of all the Class A Limited Voting Shares registered in the name of the undersigned, at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, April 30, 2008 at 10:30 a.m. and at any adjournments thereof, on the following matters:

1.	Election of Directors (Mark either For or Withhold for each of the following eight nominees)

	For	Withhold		For	Withhold

01 – Marcel R. Coutu	☐	☐	05 – Frank J. McKenna	☐	☐

02 – Maureen Kempston Darkes	☐	☐	06 – Jack M. Mintz	☐	☐

03 – Lance Liebman	☐	☐	07 – Patricia M. Newson	☐	☐

04 – G. Wallace F. McCain	☐	☐	08 – James A. Pattison	☐	☐

2.	Appointment of Auditors (Mark either (a) or (b))

(a)	☐	FOR the appointment of auditors and authorizing the directors to fix the remuneration to be paid to the auditors; or

(b)	☐	WITHHOLD from voting in the appointment of auditors and authorizing the directors to fix the remuneration to be paid to the auditors.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the Notice of Meeting and on all other matters that may properly come before the meeting. Unless otherwise specified above, the shares represented by this proxy will be voted by the persons whose names are printed above for the election as directors of all nominees for election by holders of the Class A Limited Voting Shares and for the appointment of auditors.

Name of Shareholder:

Number of Class A Limited Voting Shares:

Signature:	Date:	,	2008

NOTES:

1.	If this proxy is not dated in the space provided, it will be deemed to be dated as of the date on which it was mailed to you by management of the Corporation.

2.	If the shareholder is an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled “Non-Registered Holders” and “Revocation” in the accompanying Management Information Circular and carefully follow the instructions of their intermediaries.

3.

To be valid, this proxy must be signed and deposited with the Secretary of the Corporation c/o CIBC Mellon Trust Company, not later than the close of business on Monday, April 28, 2008 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting: by mail, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; by facsimile at 416-368-2502; or by the Internet as described in the Notice.

4.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint and delivering the completed proxy to the Secretary of the Corporation, as set out above.

5.

Reference is made to the accompanying Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting, including the right of a shareholder to cumulate his or her votes in the election of directors.

6.

If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.

7.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.